                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2005



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F  X   Form 40-F
                                   ---            ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes       No  X
                                   ---      ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______)

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K, the Registrant's interim report for the six months ended June 30, 2005.

     This report contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     o the anticipated effects of a proposed acquisition of certain overseas assets from one of the Registrant's affiliates;

     o the Registrant's plan to improve production and operational efficiency and profitability; and

     o    the Registrant's other future plans and prospects.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     o    fluctuations in crude oil and natural gas prices;

     o    failure to achieve continued exploration success;

     o    failure or delay in achieving production from development projects;

     o failure to complete the proposed acquisition of certain overseas assets as planned;

     o    change in demand for competing fuels in the target market;

     o    continued availability of capital and financing;

     o    general economic, market and business conditions;

     o changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     o    other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this report, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this report might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        PetroChina Company Limited



Dated: September 9, 2005                By:  /s/ Li Huaiqi
                                             -----------------------------------
                                             Name:  Li Huaiqi
                                             Title: Company Secretary

                             (PETROCHINA GRAPHICS)



                                   PetroChina

                                      2005
                                 INTERIM REPORT
                           PETROCHINA COMPANY LIMITED

                           (PETROCHINA LOGO)
                           PetroChina 2005
                           INTERIM REPORT
                           PETROCHINA COMPANY LIMITED

                                 PetroChina 2005
                                 INTERIM REPORT
                           PETROCHINA COMPANY LIMITED


                                      2005
                                 INTERIM REPORT

                         FINANCIAL AND BUSINESS SUMMARY


o Output of crude oil for the first half of 2005 was 396.6 million barrels, representing an increase of 2.1% from the first half of 2004.

o Output of marketable natural gas for the first half of 2005 was 506.4 billion cubic feet, representing an increase of 23.4% from the first half of 2004.

o    Total output of crude oil and natural gas for the first half of 2005 was
     481.0 million barrels of oil equivalent, representing an increase of 5.3% from the first half of 2004.

o Consolidated turnover for the first half of 2005 was RMB252,489 million, representing an increase of 41.5% from the first half of 2004.

o Consolidated net profit* for the first half of 2005 was RMB61,624 million, representing an increase of 36.1% from the first half of 2004.

o Basic and diluted earnings per share for the first half of 2005 were RMB0.35, representing an increase of RMB0.09 from the first half of 2004.

o The Board of Directors has resolved to distribute an interim dividend for 2005 of RMB0.157719 per share.

----------
* Profit attributable to the Company's Shareholders

                                 PetroChina 2005
                                 INTERIM REPORT
                           PETROCHINA COMPANY LIMITED



                                    CONTENTS


01.  Consolidated Interim Condensed Financial Statements

36. Management's Discussion and Analysis of Financial Condition and Results of Operations

56.  Business Operating Review and Prospects

62.  Interim Dividend and Closure of Register of Members

63.  Share Capital Structure

63.  Repurchase, Sale or Redemption of Securities

63.  Trust Deposits and Overdue Time Deposits

64.  Interests of Directors and Supervisors in the Share Capital of the Company

64.  Compliance with the Model Code for Securities Transactions by Directors

65.  Compliance with the Code on Corporate Governance Practices

65.  Audit Committee

66.  Directors of the Company

               CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
                 UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

            For the six months ended June 30, 2005 and June 30, 2004
                 (Amounts in millions except for per share data)

                                                       NOTES    SIX MONTHS ENDED JUNE 30
                                                                ------------------------
                                                                     2005           2004
                                                                                (NOTE 2)
                                                                ---------      ---------
                                                                      RMB            RMB
----------------------------------------------------------------------------------------
TURNOVER                                                  4       252,489        178,404
                                                                ---------      ---------
OPERATING EXPENSES
  Purchases, services and other                                   (96,362)       (51,272)
  Employee compensation costs                                     (12,800)       (10,540)
  Exploration expenses, including exploratory dry
    holes                                                          (8,528)        (5,630)
  Depreciation, depletion and amortisation                        (25,791)       (24,746)
  Selling, general and administrative expenses                    (13,797)       (12,794)
  Taxes other than income taxes                                   (10,660)        (9,417)
  Other income, net                                                   986            251
                                                                ---------      ---------
TOTAL OPERATING EXPENSES                                         (166,952)      (114,148)
                                                                ---------      ---------
PROFIT FROM OPERATIONS                                             85,537         64,256
                                                                ---------      ---------
FINANCE COSTS
  Exchange gain                                                        96             35
  Exchange loss                                                       (16)           (25)
  Interest income                                                     537            453
  Interest expense                                                 (1,185)        (1,413)
                                                                ---------      ---------
TOTAL FINANCE COSTS                                                  (568)          (950)
                                                                ---------      ---------
SHARE OF PROFIT OF ASSOCIATES                                         498            603
                                                                ---------      ---------
PROFIT BEFORE TAXATION                                    5        85,467         63,909
TAXATION                                                  6       (23,246)       (17,899)
                                                                ---------      ---------
PROFIT FOR THE PERIOD                                              62,221         46,010
                                                                =========      =========
ATTRIBUTABLE TO:
Equity holders of the Company                                      61,624         45,276
Minority interests                                                    597            734
                                                                ---------      ---------
                                                                   62,221         46,010
                                                                =========      =========
BASIC AND DILUTED EARNINGS PER SHARE FOR
PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF
THE COMPANY DURING THE PERIOD                             7          0.35           0.26
                                                                =========      =========
DIVIDENDS ATTRIBUTABLE TO:
Interim dividend proposed after the balance sheet date    8        27,731         20,381
                                                                =========      =========


   The accompanying notes are an integral part of these financial statements.

               CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
                      UNAUDITED CONSOLIDATED BALANCE SHEET

                    As of June 30, 2005 and December 31, 2004
                              (Amounts in millions)

                                                    NOTES   JUNE 30, 2005   DECEMBER 31, 2004
                                                                                     (NOTE 2)
                                                            -------------   -----------------
                                                                      RMB                 RMB
---------------------------------------------------------------------------------------------
NON CURRENT ASSETS
  Property, plant and equipment                       9           471,457             469,705
  Investments in associates                                         7,085               7,953
  Available-for-sale investments                                    2,056               1,510
  Advance operating lease payments                                 12,918              12,283
  Intangible and other assets                                       2,893               3,020
                                                                 --------            --------
                                                                  496,409             494,471
                                                                 --------            --------
CURRENT ASSETS
  Inventories                                         10           52,208              46,214
  Accounts receivable                                 11            4,888               2,733
  Prepaid expenses and other current assets                        26,573              17,089
  Notes receivable                                    12            3,831               4,838
  Investments in collateralized loans                 13              443               5,620
  Time deposits with maturities over three months                   1,500               1,400
  Cash and cash equivalents                                        69,857              38,982
                                                                 --------            --------
                                                                  159,300             116,876
                                                                 --------            --------
CURRENT LIABILITIES
  Accounts payable and accrued liabilities            14           86,226              71,016
  Income tax payable                                               12,357              17,484
  Other taxes payable                                               7,140               4,806
  Short-term borrowings                               15           28,303              28,093
                                                                 --------            --------
                                                                  134,026             121,399
                                                                 --------            --------
NET CURRENT ASSETS/(LIABILITIES)                                   25,274              (4,523)
                                                                 --------            --------
TOTAL ASSETS LESS CURRENT LIABILITIES                             521,683             489,948
                                                                 ========            ========
EQUITY
  Equity attributable to equity holders of the Company
  Share capital
    -State-owned shares of RMB 1.00 each                          158,242             158,242
    -H shares of RMB 1.00 each                                     17,582              17,582
                                                                 --------            --------
                                                                  175,824             175,824
  Retained earnings                                               178,544             142,856
  Reserves                                                        106,309             106,318
                                                                 --------            --------
                                                                  460,677             424,998
  Minority interests                                                8,979               9,393
                                                                 --------            --------
  TOTAL EQUITY                                                    469,656             434,391
                                                                 --------            --------
NON CURRENT LIABILITIES
  Long-term borrowings                                15           35,357              38,769
  Other long-term obligations                                         705               2,448
  Deferred taxation                                                15,965              14,340
                                                                 --------            --------
                                                                   52,027              55,557
                                                                 --------            --------
                                                                  521,683             489,948
                                                                 ========            ========


   The accompanying notes are an integral part of these financial statements.

               CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
                   UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

            For the six months ended June 30, 2005 and June 30, 2004
                              (Amounts in millions)

                                                         NOTES    SIX MONTHS ENDED JUNE 30
                                                                  ------------------------
                                                                      2005           2004
                                                                                 (NOTE 2)
                                                                  --------       --------
                                                                       RMB            RMB
-----------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

  Profit for the period                                             62,221         46,010
  Adjustments for:
    Taxation                                               6        23,246         17,899
    Depreciation, depletion and amortisation                        25,791         24,746
    Dry hole costs                                                   5,130          3,130
    Share of profit of associates                                     (498)          (603)
    Impairment of receivables, net                         5          (167)           753
    Write down in inventories, net                         5           (71)             4
    Impairment of available-for-sale investment, net       5            (1)            24
    Loss on disposal of property, plant and equipment      5            41             99
    Loss on disposal of associates                                      --              2
    Loss/(Gain) on disposal of available-for-sale
      investment                                                         2             (4)
    Dividend income                                        5           (78)           (62)
    Interest income                                                   (537)          (453)
    Interest expense                                                 1,185          1,413
  Advance payments on long-term operating leases                    (1,557)          (773)
  Changes in working capital:
    Accounts receivable, prepaid expenses and other
      current assets                                               (10,324)       (10,159)
    Inventories                                                     (5,923)        (6,123)
    Accounts payable and accrued liabilities                        21,369         12,438
                                                                  --------       --------
CASH GENERATED FROM OPERATIONS                                     119,829         88,341
  Interest received                                                    537            450
  Interest paid                                                     (1,519)        (1,706)
  Income taxes paid                                                (26,748)       (21,215)
                                                                  --------       --------
NET CASH PROVIDED BY OPERATING ACTIVITIES                           92,099         65,870
                                                                  --------       --------


   The accompanying notes are an integral part of these financial statements.

              CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
                   UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

            For the six months ended June 30, 2005 and June 30, 2004
                             (Amounts in millions)

                                                               NOTES    SIX MONTHS ENDED JUNE 30
                                                                        ------------------------
                                                                            2005            2004
                                                                                        (NOTE 2)
                                                                        --------        --------
                                                                             RMB             RMB
------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures                                                  (35,038)        (30,476)
  Acquisition of associates                                                (108)           (164)
  Acquisition of available-for-sale investments                            (583)             (6)
  Acquisition of investments in collateralized loans with
    maturities over three months                                           (443)         (2,681)
  Acquisition of intangible assets                                         (158)           (116)
  Acquisition of other non-current assets                                  (127)             (1)
  Proceeds from investments in collateralized loans with
    maturities over three months                                          5,620           4,676
  Repayment of capital by associates                                         77             115
  Return capital to minority interests due to liquidation
    of subsidiaries                                                        (848)             --
  Proceeds from disposal of property, plant and equipment                    65              96
  Proceeds from disposal of associates                                    1,081              26
  Proceeds from disposal of available-for-sale investments                    8              22
  Proceeds from disposal of intangible and other
    non-current assets                                                       22              --
  Dividends received                                                        457             160
  (Increase)/Decrease in time deposits with maturities
    over three months                                                      (100)          1,840
                                                                        -------         -------
NET CASH USED FOR INVESTING ACTIVITIES                                  (30,075)        (26,509)
                                                                        -------         -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Repayments of short-term borrowings                                   (13,491)        (11,819)
  Repayments of long-term borrowings                                     (8,699)        (13,314)
  Principal payment on finance lease obligations                            (15)            (25)
  Dividends paid to minority interests                                     (207)           (191)
  Cash payment for acquisition of CNPC marketing enterprises                 --          (1,476)
  Dividends paid to equity holders of the Company                8      (25,936)        (13,947)
  Increase in short-term borrowings                                      14,812          13,997
  Increase in long-term borrowings                                        4,130           8,986
  Change in other long-term obligations                                  (1,743)            248
                                                                        -------         -------
NET CASH USED FOR FINANCING ACTIVITIES                                  (31,149)        (17,541)
                                                                        -------         -------
  INCREASE IN CASH AND CASH EQUIVALENTS                                  30,875          21,820
  CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                       38,982          30,906
                                                                        -------         -------
  CASH AND CASH EQUIVALENTS AT END OF PERIOD                             69,857          52,726
                                                                        =======         =======


   The accompanying notes are an integral part of these financial statements.

               CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
             UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

            For the six months ended June 30, 2005 and June 30, 2004
                              (Amounts in millions)

                                                             ATTRIBUTABLE TO EQUITY    MINORITY       TOTAL
                                                             HOLDERS OF THE COMPANY   INTERESTS      EQUITY
                                                   --------------------------------   ---------    --------
                                                      SHARE    RETAINED
                                                    CAPITAL    EARNINGS    RESERVES
                                                   --------    --------    --------
                                                        RMB         RMB         RMB         RMB         RMB
-----------------------------------------------------------------------------------------------------------
Balance at January 1, 2004 as
  previously presented                              175,824      89,577      91,212          --     356,613
Representation as a result of the adoption
  of revised IAS 1 and IAS 27 (Note 2)                   --          --          --       5,608       5,608
Adjustment for the acquisition of
  the refinery and petrochemical
  businesses (Note 2)                                    --        (633)        554           5         (74)
                                                   --------    --------    --------    --------    --------
Balance at January 1, 2004                          175,824      88,944      91,766       5,613     362,147
Profit from January 1 to June 30, 2004                   --      45,276          --         734      46,010
Final dividend attributable to equity
  holders of the Company for 2003 (Note 8)               --     (13,947)         --          --     (13,947)
Dividends to minority interests                          --          --          --        (143)       (143)
Other movement                                           --          --          --          (9)         (9)
                                                   --------    --------    --------    --------    --------
Balance at June 30, 2004                            175,824     120,273      91,766       6,195     394,058
                                                   ========    ========    ========    ========    ========
Balance at January 1, 2005 as previously
  presented                                         175,824     143,624     105,764          --     425,212
Representation as a result of the adoption
  of revised IAS 1 and IAS 27 (Note 2)                   --          --          --       9,391       9,391
Adjustment for the acquisition of the
  refinery and petrochemical businesses
  (Note 2)                                               --        (768)        554           2        (212)
                                                   --------    --------    --------    --------    --------
Balance at January 1, 2005                          175,824     142,856     106,318       9,393     434,391
Profit from January 1 to June 30, 2005                   --      61,624          --         597      62,221
Final dividend attributable to equity holders
  of the Company for 2004 (Note 8)                       --     (25,936)         --          --     (25,936)
Payment to CNPC for acquisition of refinery
  and petrochemical businesses (Note 2)                  --          --          (9)         --          (9)
Dividends to minority interests                          --          --          --        (214)       (214)
Return capital to minority interests due to
  liquidation of subsidiaries                            --          --          --        (848)       (848)
Other movement                                           --          --          --          51          51
                                                   --------    --------    --------    --------    --------
Balance at June 30, 2005                            175,824     178,544     106,309       8,979     469,656
                                                   ========    ========    ========    ========    ========


   The accompanying notes are an integral part of these financial statements.

               CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS

                     For the six months ended June 30, 2005
                              (Amounts in millions)


1    ORGANISATION AND PRINCIPAL ACTIVITIES

     PetroChina Company Limited (the "Company") was established in the People's Republic of China (the "PRC" or "China") on November 5, 1999 as a joint stock company with limited liability as a result of a group restructuring (the "Restructuring") of China National Petroleum Corporation ("CNPC") in preparation for the listing of the Company's shares in Hong Kong and in the United States of America. The Company and its subsidiaries are collectively referred to as the "Group".

     In accordance with the restructuring agreement between CNPC and the Company effective as of November 5, 1999, the Company issued 160 billion state-owned shares in exchange for the assets and liabilities transferred to the Company by CNPC. The 160 billion state-owned shares were the initial registered capital of the Company with a par value of RMB1.00 per share. On April 7, 2000, the Company issued 17,582,418,000 shares, represented by 13,447,897,000 H shares and 41,345,210 American Depositary Shares ("ADSs", each representing 100 H shares) in a global offering and the trading of the H shares and the ADSs on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange commenced on April 7, 2000 and April 6, 2000, respectively. Pursuant to the approval of the China Securities Regulatory Commission, 1,758,242,000 state-owned shares of the Company owned by CNPC were converted into H shares for sale in the global offering.


2    ACCOUNTING POLICIES

     The consolidated interim condensed financial statements have been prepared in accordance with International Accounting Standards ("IAS") 34 "Interim Financial Reporting". The accounting policies and methods of computation used in the preparation of the consolidated interim condensed financial statements are consistent with those used in the preparation of the financial statements for the year ended December 31, 2004 except for the ones modified by the Company as a result of the adoption of the new revised International Financial Reporting Standards ("IFRS").

     In 2005, the Group adopted the new revised IFRS below, which are relevant to its operations. The 2004 comparative numbers have been amended as required, in accordance with the relevant requirements. The adoption of the IFRS did not result in substantial changes to the Group's accounting policies. In summary:

     --IAS 1 and 27 (both revised in 2003) has affected the presentation of minority interests. IAS 1 (revised in 2003) also has affected the presentation of share of profit of associates and requires the disclosure of critical accounting estimates.

     --IAS 2, 8, 10, 16, 17, 21, 28, 32, 33 (all revised in 2003) and 39
(revised in 2004) and IFRS 2 had no material effect on the Group's policies.

     --IAS 24 (revised in 2003) has affected the identification of related parties and some other related-party disclosures. (See the revised accounting policy below)

     --IFRS 5 has resulted in a change in the accounting policy relating to the recognition of assets held for sale or discontinued operation, which did not have any material impact on the results and financial positions of the Group as the Group did not hold material assets in this category during the periods presented.

     --The Group early adopted IFRS 6, which did not require a change in the accounting policy for exploration and evaluation activities.

               CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS

                     For the six months ended June 30, 2005
                              (Amounts in millions)


     (a)  RELATED PARTIES

     Related parties include CNPC and its subsidiaries, other state-controlled enterprises and their subsidiaries directly or indirectly controlled by the PRC government, corporations in which the Company is able to control or exercise significant influence, key management personnel of the Company and CNPC and their close family members.

     The consolidated interim condensed financial statements presented herein should be read in conjunction with the consolidated financial statements and notes thereto included in the annual report of the Group for the year ended December 31, 2004. The consolidated interim condensed financial statements as of June 30, 2005 and for the six-month periods ended June 30, 2005 and June 30, 2004 included herein are unaudited but reflect, in the opinion of the Board of Directors, all adjustments (which include only normal recurring adjustments) necessary to properly prepare the consolidated interim condensed financial statements, in all material respects, in accordance with IAS 34. The results of operations for the six months ended June 30, 2005 are not necessarily indicative of the results of operations expected for the year ended December 31, 2005.

     Costs that incur unevenly during the financial year are anticipated or deferred in these interim financial statements only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

     Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the six months ended June 30, 2005 is principally 25% (six months ended June 30, 2004: 27%).

     In accordance with the acquisition agreement between the Company and CNPC dated March 28, 2005, the Company has acquired the petroleum and natural gas-related refinery and petrochemical businesses respectively owned by CNPC's wholly-owned subsidiaries, Ningxia Dayuan Refinery and Petrochemical Company Limited ("Dayuan") and Qingyang Refinery and Petrochemical Company Limited ("Qingyang"), from CNPC for which the Company paid a cash consideration of RMB
9.14. The RMB 9.14 purchase price was included as payable to CNPC at June 30, 2005.

     The acquisition is a combination of businesses under common control since the Company and the CNPC's refinery and petrochemical businesses owned by Dayuan and Qingyang are under the common control of CNPC. As a result, the Company has accounted for the acquisition in a manner similar to a uniting of interests, whereby the assets and liabilities acquired are accounted for at historical cost to CNPC (net liabilities of RMB 183 at the effective date). The consolidated financial statements have been restated to give effect to the acquisition with all periods presented as if the operations of the Company and these refinery and petrochemical businesses have always been combined. The difference between RMB
9.14 paid and the net liabilities transferred from CNPC has been adjusted against equity.

     The summarised results of operations for the refinery and petrochemical businesses and on a consolidation basis for the six months ended June 30, 2004 are set out below:

               CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS

                     For the six months ended June 30, 2005
                              (Amounts in millions)

                                                                               REFINERY AND
                                                                              PETROCHEMICAL
                                                                PETROCHINA       BUSINESSES     CONSOLIDATED
                                                             -------------    -------------    -------------
                                                                       RMB              RMB              RMB
Results of operations:
Turnover                                                           179,552            1,975          178,404
Profit/(loss) for the period                                        46,026             (16)           46,010
Basic and diluted earnings per share for profit
   attributable to the equity holders of the
   Company (RMB)                                                      0.26             0.00             0.26

Financial position:
Total Assets                                                       567,172            1,909          569,010
Total Liabilities                                                  173,023            2,000          174,952
Net Assets/(liabilities)                                           394,149             (91)          394,058


3    CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

     Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

     The matters described below are considered to be the most critical in understanding the judgements that are involved in preparing the Group's financial statements.

     (a)  ESTIMATION OF OIL AND NATURAL GAS RESERVE

     Oil and gas reserves are key elements in the Group's investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation charges to income. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. In general, changes in the technical maturity of oil and gas reserves resulting from new information becoming available from development and production activities have tended to be the most significant cause of annual revisions. Changes to the Group's estimates of proved reserves, particularly proved developed reserves, affect the amount of depreciation, depletion and amortisation recorded in the Group's financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges (assuming constant production) and reduce net income.

     (b)  ESTIMATED IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment, including oil and gas properties, are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain matters, such as future prices of crude oil, refined products and chemical products, production profile, etc. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group's business plan. These assumptions also include those relative to the pricing regulations by the regulatory agencies in China that the policies will not restrict the profit margins of refined products to levels that will be insufficient to recover the carrying cost of the related production assets. Favourable changes to some assumptions might have avoided the need to impair any assets in these periods, whereas unfavourable changes might have caused an additional unknown number of other assets to become impaired.

               CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS

                     For the six months ended June 30, 2005
                              (Amounts in millions)


4    TURNOVER

     Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil and natural gas. Analysis of turnover by segment is shown in Note 16.


5    PROFIT BEFORE TAXATION

                                                           SIX MONTHS ENDED JUNE 30
                                                           ------------------------
                                                               2005            2004
                                                           --------        --------
                                                                RMB             RMB
Profit before taxation is arrived at after crediting and
  charging of the following items:

Crediting
Dividend income from available-for-sale investments              78              62
Reversal of impairment of receivables                           169             274
Reversal of impairment of available-for-sale investments          1               4
Reversal of write down in inventories                            87             122

Charging
Amortisation on intangible and other assets                     319             384
Cost of inventories (approximates cost of goods sold)
  recognised as expense                                     124,200          79,056
Depreciation on property, plant and equipment, including
  impairment provision
  - owned assets                                             24,543          24,063
  - assets under finance leases                                   7               8
Impairment of available-for-sale investments                      -              28
Impairment of receivables                                         2           1,027
Interest expense (Note (a))                                   1,185           1,413
Loss on disposal of property, plant and equipment                41              99
Operating lease expenses                                      2,525           1,855
Repair and maintenance                                        2,493           2,504
Research and development expenditure                          1,043             906
Write down in inventories                                        16             126
                                                           ========        ========
Note (a) Interest expense
         Interest expense                                     1,586           1,760
         Less: Amounts capitalized                             (401)           (347)
                                                           --------        --------
                                                              1,185           1,413
                                                           ========        ========

               CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS

                     For the six months ended June 30, 2005
                              (Amounts in millions)


6    TAXATION

                                                           SIX MONTHS ENDED JUNE 30
                                                           ------------------------
                                                               2005            2004
                                                           --------        --------
                                                                RMB             RMB
Income tax                                                   21,621          18,010
Deferred tax                                                  1,625            (111)
                                                           --------        --------
                                                             23,246          17,899
                                                           ========        ========


     In accordance with the relevant PRC income tax rules and regulations, the PRC income tax rate applicable to the Group is principally 33% (2004: 33%). Operations of the Group in certain regions in China have qualified for certain tax incentives in the form of reduced income tax rate to 15% through the year 2010 or accelerated depreciation of certain plant and equipment.

     The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

                                                           SIX MONTHS ENDED JUNE 30
                                                           ------------------------
                                                               2005            2004
                                                           --------        --------
                                                                RMB             RMB
Profit before taxation                                       85,467          63,909
                                                           --------        --------
Tax calculated at a tax rate of 33%                          28,204          21,090
Prior year tax return adjustment                                364               2
Effect of preferential tax rate                              (4,946)         (2,668)
Income not subject to tax                                      (406)           (592)
Expenses not deductible for tax purposes                         30              67
                                                           --------        --------
Tax charge                                                   23,246          17,899
                                                           ========        ========


7    BASIC AND DILUTED EARNINGS PER SHARE

     Basic and diluted earnings per share for the six months ended June 30, 2005 and 2004 have been computed by dividing the profit attributable to equity holders of the Company by the number of 175,824 million shares issued and outstanding for each of the period.

     There are no dilutive potential ordinary shares.


8    DIVIDENDS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

                                                           SIX MONTHS ENDED JUNE 30
                                                           ------------------------
                                                               2005            2004
                                                           --------        --------
                                                                RMB             RMB
Final dividend attributable to equity holders
  of the Company for 2003 (Note(i))                              --          13,947
Final dividend attributable to equity holders
  of the Company for 2004 (Note (ii))                        25,936              --
                                                           --------        --------
                                                             25,936          13,947
                                                           ========        ========

               CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS

                     For the six months ended June 30, 2005
                              (Amounts in millions)


     (i) A final dividend attributable to equity holders of the Company in respect of 2003 of RMB 0.079324 per share amounting to a total of RMB 13,947 was paid on June 2, 2004, and was accounted for in equity as an appropriation of retained earnings in the six months ended
           June 30, 2004.

     (ii) A final dividend attributable to equity holders of the Company in respect of 2004 of RMB 0.147511 per share amounting to a total of RMB 25,936 was paid on June 10, 2005, and was accounted for in equity as an appropriation of retained earnings in the six months ended
           June 30, 2005.

     (iii) As authorised by shareholders in the Annual General Meeting on May 26, 2005, the Board of Directors, in a meeting held on August 24, 2005, resolved to distribute an interim dividend attributable to equity holders of the Company in respect of 2005 of RMB 0.157719 per share amounting to a total of RMB 27,731. These financial statements do not reflect this dividend payable, as it was not authorised until after the balance sheet date.


9    PROPERTY, PLANT AND EQUIPMENT

                                                                             RMB
                                                                     -----------
COST OR VALUATION
  At January 1, 2005                                                     774,180
  Additions                                                               31,592
  Disposals and write off                                                 (5,412)
                                                                     -----------
  At June 30, 2005                                                       800,360
                                                                     -----------
ACCUMULATED DEPRECIATION
  At January 1, 2005                                                    (304,475)
  Charge for the period                                                  (24,550)
  Disposals and write off                                                    122
                                                                     -----------
  At June 30, 2005                                                      (328,903)
                                                                     -----------
NET BOOK VALUE
  At June 30, 2005                                                       471,457
                                                                     ===========

                                                                             RMB
                                                                     -----------
COST OR VALUATION
  At January 1, 2004                                                     695,405
  Additions                                                               28,691
  Disposals and write off                                                 (6,600)
                                                                     -----------
  At June 30, 2004                                                       717,496
                                                                     -----------
ACCUMULATED DEPRECIATION
  At January 1, 2004                                                    (266,375)
  Charge for the period                                                  (24,071)
  Disposals and write off                                                  2,860
                                                                     -----------
  At June 30, 2004                                                      (287,586)
                                                                     -----------
NET BOOK VALUE
  At June 30, 2004                                                       429,910
                                                                     ===========

                                                                            RMB
                                                                     -----------
COST OR VALUATION
  At July 1, 2004                                                        717,496
  Additions                                                               66,823
  Disposals and write off                                                (10,139)
                                                                     -----------
  At December 31, 2004                                                   774,180
                                                                     -----------
ACCUMULATED DEPRECIATION
  At July 1, 2004                                                       (287,586)
  Charge for the period                                                  (21,069)
  Disposals and write off                                                  4,180
                                                                     -----------
  At December 31, 2004                                                  (304,475)
                                                                     -----------
NET BOOK VALUE
  At December 31, 2004                                                   469,705
                                                                     ===========

               CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS

                     For the six months ended June 30, 2005
                              (Amounts in millions)


     The depreciation charge of the Group for the six months ended June 30, 2005 included RMB 1,725 (six months ended June 30, 2004: RMB 1,957) relating to impairment provision for property, plant and equipment held for use. Of this amount, RMB Nil (six months ended June 30, 2004: RMB 740 ) was related to the Chemicals and Marketing segment, RMB 975 (six months ended June 30, 2004: RMB
352) was for the Refining and Marketing segment and RMB 750 (six months ended June 30, 2004: RMB 865) was for the Exploration and Production segment.

     A valuation of the Group's property, plant and equipment, excluding oil and gas reserves, was carried out during 1999 by independent valuers. The valuation was based on depreciated replacement costs.

     As at September 30, 2003, a revaluation of the Group's refining and chemical production equipment was undertaken by a firm of independent valuers, China United Assets Appraiser Co., Ltd, in the PRC on a depreciated replacement cost basis.

     The June 1999 revaluation resulted in RMB 80,549 in excess of the prior carrying value and a revaluation loss of RMB 1,122 on certain property, plant and equipment.

     The September 2003 revaluation resulted in RMB 872 in excess of the carrying value of certain property, plant and equipment immediately prior to the revaluation and a revaluation loss of RMB 1,257.

     Bank borrowings are secured on property, plant and equipment at net book value of RMB 72 at June 30, 2005 (December 31, 2004: RMB 246).


10   INVENTORIES

                                               JUNE 30, 2005     DECEMBER 31, 2004
                                               -------------     -----------------
                                                         RMB                   RMB
----------------------------------------------------------------------------------
Crude oil and other raw materials                     20,228                14,072
Work in progress                                       5,322                 5,418
Finished goods                                        27,442                27,570
Spare parts and consumables                               43                    59
                                                    --------              --------
                                                      53,035                47,119
Less: Write down in inventories                         (827)                 (905)
                                                    --------              --------
                                                      52,208                46,214
                                                    ========              ========


11   ACCOUNTS RECEIVABLE

                                               JUNE 30, 2005     DECEMBER 31, 2004
                                               -------------     -----------------
                                                         RMB                   RMB
----------------------------------------------------------------------------------
Accounts receivable due from third parties             4,684                 3,524
Accounts receivable due from related parties           4,788                 3,962
Less: Impairment provision                            (4,584)               (4,753)
                                                    --------              --------
                                                       4,888                 2,733
                                                    ========              ========


     Amounts due from related parties are interest free, unsecured and repayable in accordance with no fixed terms of repayment.

               CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS

                     For the six months ended June 30, 2005
                              (Amounts in millions)


     The aging analysis of accounts receivable at June 30, 2005 is as follows:

                                               JUNE 30, 2005     DECEMBER 31, 2004
                                               -------------     -----------------
                                                         RMB                   RMB
Within 1 year                                          4,565                 2,387
Between 1 to 2 years                                      96                    64
Between 2 to 3 years                                     120                   144
Over 3 years                                           4,691                 4,891
                                                    --------              --------
                                                       9,472                 7,486
                                                    ========              ========

     The Group offers its customers the credit terms of no more than 180 days, except for certain selected customers.


12   NOTES RECEIVABLE

     Notes receivable represent mainly the bills of acceptance issued by banks for sale of goods and products. All notes receivable are due within one year.


13   INVESTMENTS IN COLLATERALIZED LOANS

     Securities, in the form of loans collateralized by principally PRC government bonds, purchased by the Group are recorded as investments in collateralized loans. These securities have terms ranging from 3 days to 182 days. The difference between the purchase price and the amount that the Company can receive upon the maturity of these securities is treated as interest income and accrued over the life of these securities using the effective yield method. Investments in collateralized loans are accounted for as collateralized financing transactions and are recorded at their contractual amounts plus interest accrued. All investments in collateralized loans with maturities not greater than three months are included in cash and cash equivalents.


14   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                               JUNE 30, 2005     DECEMBER 31, 2004
                                               -------------     -----------------
                                                         RMB                   RMB
Trade payables                                         9,206                 7,090
Advances from customers                                5,575                 5,961
Salaries and welfare payable                           6,780                 5,898
Accrued expenses                                       2,547                     7
Dividends payable by subsidiaries to minority
  shareholders                                            18                     8
Interest payable                                           9                     6
Construction fee and equipment cost payables           7,493                 9,366
One-time employee housing remedial payment
  payable                                              1,647                 1,740
Other payables                                        10,372                 7,931
Amounts due to related parties                        42,579                33,009
                                                    --------              --------
                                                      86,226                71,016
                                                    ========              ========

               CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS

                     For the six months ended June 30, 2005
                              (Amounts in millions)


     Other payables consist primarily of customer deposits.

     Amounts due to related parties are interest-free, unsecured and with no fixed terms of repayment.

     The aging analysis of trade payables at June 30, 2005 is as follows:

                                               JUNE 30, 2005     DECEMBER 31, 2004
                                               -------------     -----------------
                                                         RMB                   RMB
Within 1 year                                          8,672                 6,578
Between 1 to 2 years                                     117                   143
Between 2 to 3 years                                     105                    57
Over 3 years                                             312                   312
                                                    --------              --------
                                                       9,206                 7,090
                                                    ========              ========


15   BORROWINGS

                                               JUNE 30, 2005     DECEMBER 31, 2004
                                               -------------     -----------------
                                                         RMB                   RMB
Short-term borrowings                                 28,303                28,093
Long-term borrowings                                  35,357                38,769
                                                    --------              --------
                                                      63,660                66,862
                                                    ========              ========


     The movements in the borrowings can be analysed as follows:

                                                                               RMB
                                                                          --------
Balance at January 1, 2005                                                  66,862
Increase in borrowings                                                      19,070
Repayments of borrowings                                                   (22,272)
                                                                          --------
Balance at June 30, 2005                                                    63,660
                                                                          ========

               CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS

                     For the six months ended June 30, 2005
                              (Amounts in millions)


     The long-term borrowings can be analysed as follows:

                                               JUNE 30, 2005     DECEMBER 31, 2004
                                               -------------     -----------------
                                                         RMB                   RMB
Unsecured Loans                                       51,009                55,502
Secured loans                                              -                    15
Obligations under finance leases                           6                    21
Current portion of long-term liabilities             (15,658)              (16,769)
                                                    --------              --------
                                                      35,357                38,769
                                                    ========              ========
The analysis of the above is as follows:
  Bank loans
    - Wholly repayable within five years              22,419                26,735
    - Not wholly repayable within five years           1,615                 1,758
  Other loans and obligations under finance
  leases
    - Wholly repayable within five years              20,543                20,590
    - Not wholly repayable within five years           6,438                 6,455
                                                    --------              --------
                                                      51,015                55,538
Current portion of long-term liabilities             (15,658)              (16,769)
                                                    --------              --------
                                                      35,357                38,769
                                                    ========              ========


     Other loans and obligations under finance leases not wholly repayable within five years are repayable by installments through April 2032. Interest is charged on the outstanding balances at the rate of 1.55% to 6.32% per annum (December 31, 2004: 1.55% to 6.32% per annum).

     At June 30, 2005, the Group's bank loans and other borrowings were repayable as follows:

                                                              OTHER LOANS AND OBLIGATIONS UNDER
                                    BANK LOANS                          FINANCE LEASES
                        ----------------------------------    ----------------------------------
                        JUNE 30, 2005    DECEMBER 31, 2004    JUNE 30, 2005    DECEMBER 31, 2004
                        -------------    -----------------    -------------    -----------------
                                  RMB                  RMB              RMB                  RMB
Within 1 year                   4,625                8,747           11,033                8,022
Between 1 to 2 years           10,312                3,909            5,459                4,458
Between 2 to 5 years            8,165               14,764            4,211                8,271
After 5 years                     932                1,073            6,278                6,294
                              -------              -------          -------              -------
                               24,034               28,493           26,981               27,045
                              =======              =======          =======              =======

               CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS

                     For the six months ended June 30, 2005
                              (Amounts in millions)


16   SEGMENT INFORMATION

     The Group is engaged in a broad range of petroleum related activities through its four major business segments: Exploration and Production, Refining and Marketing, Chemicals and Marketing and Natural Gas and Pipeline.

     The Exploration and Production segment is engaged in the exploration, development, production and sales of crude oil and natural gas.

     The Refining and Marketing segment is engaged in the refining, transportation, storage and marketing of crude oil and petroleum products.

     The Chemicals and Marketing segment is engaged in the production and sale of basic petrochemical products, derivative petrochemical products, and other chemical products.

     The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products, and the sale of natural gas.

     In addition to these four major business segments, the Other segment includes the assets, income and expenses relating to cash management, financing activities, the corporate center, research and development, and other business services to the operating business segments of the Group.

     Substantially all assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns. In addition to its operations in the PRC, the Group conducts exploration and production of crude oil and natural gas in Indonesia.

     The accounting policies of the operating segments are the same as those described in Note 2 -- "Accounting Policies".

     Operating segment information for the six months ended June 30, 2004 and 2005 is presented below:

               CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS

                     For the six months ended June 30, 2005
                              (Amounts in millions)


     Primary reporting format - business segments

                                 EXPLORATION       REFINING      CHEMICALS        NATURAL
SIX MONTHS ENDED                         AND            AND            AND        GAS AND
JUNE 30, 2004                     PRODUCTION      MARKETING      MARKETING       PIPELINE          OTHER          TOTAL
----------------                 -----------    -----------    -----------    -----------    -----------    -----------
                                         RMB            RMB            RMB            RMB            RMB            RMB
Turnover (including
  intersegment)                       99,526        137,491         25,434          8,917             --        271,368
Less: Intersegment sales             (80,270)        (9,504)        (1,332)        (1,858)            --        (92,964)
                                    --------       --------       --------       --------       --------       --------
Turnover from external
  customers                           19,256        127,987         24,102          7,059             --        178,404
                                    ========       ========       ========       ========       ========       ========
Depreciation, depletion and
  amortisation                       (14,511)        (4,909)        (4,002)        (1,274)           (50)       (24,746)
Segment result                        55,607         17,087          3,190          1,321           (406)        76,799
Other costs                           (2,906)        (8,103)        (1,237)           (88)          (209)       (12,543)
                                    --------       --------       --------       --------       --------       --------
Profit/(loss) from operations         52,701          8,984          1,953          1,233           (615)        64,256
                                    --------       --------       --------       --------       --------
Finance costs                                                                                                      (950)
Share of profit/(loss) of
  associates                              86            (11)            20              8            500            603
                                                                                                               --------
Profit before taxation                                                                                           63,909
Taxation                                                                                                        (17,899)
                                                                                                               --------
Profit for the period                                                                                            46,010
                                                                                                               ========
Interest income (including
  intersegment)                        1,019            266            165             20          2,483          3,953
Less: Intersegment interest
  income                                                                                                         (3,500)
                                                                                                               --------
Interest income from
  external entities                                                                                                 453
                                                                                                               ========
Interest expense (including
  intersegment)                       (1,419)          (900)          (316)          (350)        (1,928)        (4,913)
Less: Intersegment interest
  expense                                                                                                         3,500
                                                                                                               --------
Interest expense to external
  entities                                                                                                       (1,413)
                                                                                                               ========
Segment assets                       324,142        121,813         53,316         51,163        478,110      1,028,544
Elimination of intersegment
  balances                                                                                                     (465,753)
Investments in associates              1,267          1,939            252             88          2,673          6,219
                                                                                                               --------
Total assets                                                                                                    569,010
                                                                                                               ========
Segment capital expenditure
  - for property, plant and
    equipment                         19,146          4,526          1,062          3,905             52         28,691

Segment liabilities                  104,174         69,083         17,800         30,051        103,881        324,989
Other liabilities                                                                                                30,400
Elimination of intersegment
  balances                                                                                                     (180,437)
                                                                                                               --------
Total liabilities                                                                                               174,952
                                                                                                               ========

               CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS

                     For the six months ended June 30, 2005
                              (Amounts in millions)


     Primary reporting format - business segments (continued)

                                 EXPLORATION       REFINING      CHEMICALS        NATURAL
SIX MONTHS ENDED                         AND            AND            AND        GAS AND
JUNE 30, 2005                     PRODUCTION      MARKETING      MARKETING       PIPELINE          OTHER          TOTAL
----------------                 -----------    -----------    -----------    -----------    -----------    -----------
                                         RMB            RMB            RMB            RMB            RMB            RMB
-----------------------------------------------------------------------------------------------------------------------


Turnover (including
  intersegment)                      143,895        200,883         37,035         11,874             --        393,687
Less: Intersegment sales            (121,484)       (15,098)        (2,125)        (2,491)            --       (141,198)
                                    --------       --------       --------       --------       --------      ---------
Turnover from external
  customers                           22,411        185,785         34,910          9,383             --        252,489
                                    ========       ========       ========       ========       ========      =========
Depreciation, depletion and
  amortisation                       (16,073)        (5,135)        (2,452)        (2,083)           (48)       (25,791)

Segment result                        87,205          2,959          6,736          1,666           (218)        98,348
Other costs                           (2,512)        (8,908)          (980)          (188)          (223)       (12,811)
                                    --------       --------       --------       --------       --------      ---------
Profit/(loss) from operations         84,693         (5,949)         5,756          1,478           (441)        85,537
                                    --------       --------       --------       --------       --------      ---------

Finance costs                                                                                                      (568)
Share of profit of associates            105             46             18             28            301            498
                                                                                                              ---------
Profit before taxation                                                                                           85,467
Taxation                                                                                                        (23,246)
                                                                                                              ---------
Profit for the period                                                                                            62,221
                                                                                                              =========

Interest income (including
  intersegment)                        1,533            384             78             62          2,829          4,886
Less: Intersegment interest
  income                                                                                                         (4,349)
                                                                                                              ---------
Interest income from external
  entities                                                                                                          537
                                                                                                              =========
Interest expense (including
  intersegment)                       (1,605)        (1,193)          (319)          (514)        (1,903)        (5,534)
Less: Intersegment interest
  expense                                                                                                         4,349
                                                                                                              ---------
Interest expense to external
  entities                                                                                                       (1,185)
                                                                                                              =========
Segment assets                       357,993        170,354         65,308         61,745        575,685      1,231,085
Elimination of intersegment
  balances                                                                                                     (582,461)
Investments in associates              1,455          2,941            274            218          2,197          7,085
                                                                                                               --------
Total assets                                                                                                    655,709
                                                                                                               ========
Segment capital expenditure
  - for property, plant and
    equipment                         20,630          4,614          2,633          3,651             64         31,592

Segment liabilities                  118,083        110,722         25,582         37,340        132,478        424,205
Other liabilities                                                                                                35,652
Elimination of intersegment
  balances                                                                                                     (273,804)
                                                                                                              ---------
Total liabilities                                                                                               186,053
                                                                                                              =========

              CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                     For the six months ended June 30, 2005
                             (Amounts in millions)



Note (a) - Intersegment sales are conducted principally at market price.

Note (b) - Segment result is profit from operations before other costs. Other costs include selling, general and administrative expenses and other net income.

Note (c) - Segment result for the six months ended June 30, 2004 and 2005 included impairment provision for property, plant and equipment (Note 9).

Note (d) - Other liabilities mainly include income tax payable, other taxes payable and deferred taxation.

Note (e) - Elimination of intersegment balances represents elimination of intersegment current accounts and investments.

SECONDARY REPORTING FORMAT - GEOGRAPHICAL SEGMENTS

                                                    TURNOVER               TOTAL ASSETS        CAPITAL EXPENDITURE
                                   -------------------------- --------------------------  -------------------------
SIX MONTHS ENDED JUNE 30,                 2005          2004         2005          2004          2005         2004
---------------------------------  ------------  ------------ ------------  ------------  ------------ ------------
                                           RMB           RMB          RMB           RMB           RMB          RMB
-------------------------------------------------------------------------------------------------------------------
PRC                                    251,853       177,896      651,945       565,359        31,285       28,291
OTHER                                      636           508        3,764         3,651           307          400
                                   ------------  ------------ ------------  ------------  ------------ ------------
                                       252,489       178,404      655,709       569,010        31,592       28,691
                                   ============  ============ ============  ============  ============ ============

17   CONTINGENT LIABILITIES

      (a) BANK AND OTHER GUARANTEES

      At June 30, 2005, the Group had contingent liabilities in respect of guarantees made to China Petroleum Finance Company Limited ("CP Finance"), a subsidiary of CNPC, from which it is anticipated that no material liabilities will arise.

                                                                             JUNE 30, 2005          DECEMBER 31, 2004
                                                                             -------------          -----------------
                                                                                       RMB                        RMB
----------------------------------------------------------------------------------------------------------------------
Guarantee of borrowings of associates                                                  211                        203
                                                                             =============           ================

       (b) ENVIRONMENTAL LIABILITIES

      CNPC and the Group have operated in China for many years. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the financial statements that will have a material adverse effect on the financial position of the Group.

      (c) LEGAL CONTINGENCIES

      The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

              CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                     For the six months ended June 30, 2005
                             (Amounts in millions)


      (d) LEASING OF ROADS, LAND AND BUILDINGS

      According to the restructuring agreement entered into between the Company and CNPC in 1999 upon the formation of the Company, CNPC has undertaken to the Company the following:

      o CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;

      o CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of the collectively-owned land on which 116 service stations owned by the Company are located; and

      o CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

    As at June 30, 2005, CNPC has obtained formal land use right certificates in relation to 26,549 out of the above-mentioned 28,649 parcels of land, some building ownership certificates for the above-mentioned buildings, but has completed none of the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The Directors of the Company confirm that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. In management's opinion, the outcome of the above events will not have a material adverse effect on the results of operations or the financial position of the Group.


    (e) GROUP INSURANCE

    Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in China. While the effect of under-insurance on future incidents cannot be reasonably assessed at present, management believes that it may have a material impact on the operating results but will not have a material adverse effect on the financial position of the Group.

    (f) OTHER

    In December 2003, a gas blow-out incident occurred at one of the gas wells of the Group. The blow-out caused the leakage of a large quantity of sulfurated hydrogen, causing injuries and death to many residents living in the surrounding area. As a result of an investigation conducted by the PRC government, CNPC, which provided drilling services for the well, was held liable for this blow-out. The incident has not had, and the Company does not believe it will have, a material adverse effect on the results of operations and financial position of the Group.

              CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                     For the six months ended June 30, 2005
                             (Amounts in millions)

18   COMMITMENTS

    (a) OPERATING LEASE COMMITMENTS

    Operating lease commitments of the Group are mainly for leasing of land and buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of June 30, 2005 and December 31, 2004 under non-cancelable operating leases are as follows:

                                                                         JUNE 30, 2005            DECEMBER 31, 2004
                                                              ------------------------- ----------------------------
                                                                                   RMB                          RMB
--------------------------------------------------------------------------------------------------------------------
First year                                                                       2,798                        2,701
Second year                                                                      2,501                        2,473
Third year                                                                       2,501                        2,452
Fourth year                                                                      2,416                        2,434
Fifth year                                                                       2,348                        2,356
Thereafter                                                                      81,752                       83,035
                                                              ------------------------- ----------------------------
                                                                                94,316                       95,451
                                                              ========================= ============================

     Operating lease expenses for land and buildings and equipment were RMB 2,525 for the six months ended June 30, 2005 (six months ended June 30, 2004 were RMB 1,855).

    (b) CAPITAL COMMITMENTS

                                                                         JUNE 30, 2005            DECEMBER 31, 2004
                                                              ------------------------- ----------------------------
                                                                                   RMB                          RMB
--------------------------------------------------------------------------------------------------------------------
Contracted but not provided for
Oil and gas properties                                                           1,132                          645
Plant and equipment                                                              4,014                        4,614
Other                                                                               54                          111
                                                              ------------------------- ----------------------------
                                                                                 5,200                        5,370
                                                              ========================= ============================

    (c) LONG-TERM NATURAL GAS SUPPLY COMMITMENTS

    The Group markets a portion of its natural gas production under long-term take-or-pay contracts. Under these contracts, the customers are required to take or pay, and the Group is obligated to deliver, minimum quantities of natural gas annually. The prices for the natural gas are based on those approved by the PRC State Development and Reform Commission at the time of deliveries.

              CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                     For the six months ended June 30, 2005
                             (Amounts in millions)

    At June 30, 2005 and December 31, 2004, future minimum delivery commitments under contracts are as follows:

                                                              JUNE 30, 2005                       DECEMBER 31, 2004
                                     ---------------------------------------  --------------------------------------
                                         QUANTITIES (BILLION OF CUBIC FEET)      QUANTITIES (BILLION OF CUBIC FEET)
--------------------------------------------------------------------------------------------------------------------
2005                                                                    164                                     229
2006                                                                    443                                     443
2007                                                                    581                                     581
2008                                                                    637                                     637
2009                                                                    701                                     701
2010 and thereafter                                                   6,111                                   6,111
                                     ---------------------------------------  --------------------------------------
                                                                      8,637                                   8,702
                                     =======================================  ======================================

    (d) EXPLORATION AND PRODUCTION LICENSES

    The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were approximately RMB 233 for the six months ended June 30, 2005 (six months ended June 30, 2004 were RMB 211).

    Estimated annual payments in the future are as follows:

                                                                                                                RMB
--------------------------------------------------------------------------------------------------------------------
2005                                                                                                            618
2006                                                                                                            681
2007                                                                                                            712
2008                                                                                                            712
2009                                                                                                            712

19   RELATED PARTY TRANSACTIONS

    CNPC, the immediate parent of the Company, is a state-controlled enterprise directly controlled by the PRC government. The PRC government is the Company's ultimate controlling party. State-controlled enterprises and their subsidiaries, in addition to CNPC group companies, directly or indirectly controlled by the PRC government are also related parties of the Group. Neither CNPC nor the PRC government publishes financial statements available for public use.

    The Group has extensive transactions with other members of the CNPC group. Because of the relationship, it is possible that the terms of the transactions between the Group and other members of the CNPC group are not the same as those that would result from transactions with other related parties or wholly unrelated parties.

    As a result of the restructuring of CNPC to form the Company in 1999, the Company and CNPC entered into a Comprehensive Products and Services Agreement for a range of products and services which may be required and requested by either party; a Land Use Rights Leasing Contract under which CNPC leases 42,476 parcels of land located throughout the PRC to the Company; and a Buildings Leasing Contract under which CNPC leases 191 buildings located throughout the PRC to the Company.

              CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                     For the six months ended June 30, 2005
                             (Amounts in millions)

    The term of the Comprehensive Products and Services Agreement is 10 years commencing from November 5, 1999. The products and services to be provided by the CNPC group to the Company under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services are provided in accordance with (1) state-prescribed prices; or (2) where there is no state-prescribed price, relevant market prices; or (3) where neither (1) nor (2) is applicable, actual cost incurred; or the agreed contractual price, being the actual cost plus a margin of no more than 15% for certain construction and technical services, and 3% for all other types of services.

    The Land Use Rights Leasing Contract provides for the lease of an aggregate area of approximately 1,145 million square meters of land located throughout the PRC to business units of the Group for a term of 50 years at an annual fee of RMB 2,000. The total fee payable for the lease of all such property may, after the expiration of 10 years, be adjusted by agreement between the Company and CNPC.

    Under the Buildings Leasing Contract, 191 buildings covering an aggregate area of 269,770 square meters located throughout the PRC are leased at an aggregate annual fee of RMB 39 for a term of 20 years. The Company also entered into a Supplemental Buildings Leasing Agreement with CNPC in September 2002 to lease an additional 404 buildings covering approximately 442,730 square meters at an annual rental of RMB 157. The Supplemental Buildings Leasing Agreement will expire at the same time as the Buildings Leasing Agreement.

    In addition to the related party information shown elsewhere in the financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the periods and balances arising from related party transactions at the end of the periods indicated below:

    (a)  BANK DEPOSITS


                                                         NOTES           JUNE 30, 2005            DECEMBER 31, 2004
                                                                  --------------------- ----------------------------
                                                                                   RMB                          RMB
--------------------------------------------------------------------------------------------------------------------
Bank deposits balance at the end of the period
  CP Finance                                              (i)                    5,261                        1,782
  State-controlled banks and other financial
   institutions                                                                 64,594                       10,614
                                                                  --------------------- ----------------------------
                                                                                69,855                       12,396
                                                                  ===================== ============================

                                                              NOTES                        SIX MONTHS ENDED JUNE 30
                                                                         -------------------------------------------
                                                                                        2005                   2004
                                                                         --------------------  ---------------------
                                                                                         RMB                    RMB
--------------------------------------------------------------------------------------------------------------------
Interest income from bank deposits
  CP Finance                                                   (i)                        11                     12
  State-controlled banks and other financial
   institutions                                                                          236                     93
                                                                         --------------------  ---------------------
                                                                                         247                    105
                                                                         ====================  =====================

       (i) CP Finance is a subsidiary of CNPC and a non-bank financial institution approved by the People's Bank of China. The deposits yield interest at prevailing saving deposit rates.

              CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                     For the six months ended June 30, 2005
                             (Amounts in millions)

    (b) SALES OF GOODS AND SERVICES

                                                                                           SIX MONTHS ENDED JUNE 30
                                                                                ------------------------------------
                                                                                            2005               2004
                                                                                -----------------  -----------------
                                                                                             RMB                RMB
--------------------------------------------------------------------------------------------------------------------
Sales of goods
  Associates
  - Crude oil                                                                                453                410
  - Refined Products                                                                       5,014              3,954
  - Chemical Products                                                                        107                 62
  Fellow subsidiaries (CNPC Group)
  - Crude Oil                                                                                139                 45
  - Refined Products                                                                       3,967              2,404
  - Chemical Products                                                                      1,781              1,253
  - Natural Gas                                                                              426                367
  - Other                                                                                     96                158
  Other state-Controlled enterprises
  - Crude Oil                                                                             18,090             15,123
  - Refined Products                                                                      21,795             18,300
  - Chemical Products                                                                      4,047              2,921
  - Natural Gas                                                                            5,213              3,836
                                                                                -----------------  -----------------
                                                                                          61,128             48,833
                                                                                =================  =================


    Sales of goods to related parties are conducted at market prices.

                                                                                           SIX MONTHS ENDED JUNE 30
                                                                                ------------------------------------
                                                                                            2005               2004
                                                                                -----------------  -----------------
                                                                                             RMB                RMB
--------------------------------------------------------------------------------------------------------------------
Sales of services
  Fellow subsidiaries (CNPC Group)                                                           523                487
  Other state-controlled enterprises                                                       2,190              2,399
                                                                                -----------------  -----------------
                                                                                           2,713              2,886
                                                                                =================  =================


    Sales of services principally represent the provision of the services in connection with the transportation of crude oil and natural gas at market prices.

              CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                     For the six months ended June 30, 2005
                             (Amounts in millions)

    (c) PURCHASES OF GOODS AND SERVICES

                                                                     NOTES                   SIX MONTHS END JUNE 30
                                                                                ------------------------------------
                                                                                            2005               2004
                                                                                -----------------  -----------------
                                                                                             RMB                RMB
--------------------------------------------------------------------------------------------------------------------
Purchases of goods                                                    (i)
 Associates                                                                                2,824              1,859
 Other state-controlled enterprises                                                       17,875             11,702

Purchases of services
 Associates                                                                                   23                 14
 Fellow subsidiaries (CNPC Group)
 -Fees paid for construction and technical services                  (ii)                 19,554             17,343
  -Exploration and development services                              (iii)                13,799             12,542
  -Other construction and technical services                         (iv)                  5,755              4,801
 -Fees for production services                                        (v)                  8,945              7,825
 -Social services charges                                            (vi)                    707                582
 -Ancillary services charges                                         (vii)                   915                899
 -Commission expense and other charges                              (viii)                   724                380
 Other state-controlled enterprises                                  (ix)                  3,319              2,234
                                                                                -----------------  -----------------
                                                                                          54,886             42,838
                                                                                =================  =================


(i) Purchases of goods principally represent the purchases of raw materials, spare parts and low cost consumables at market prices.

(ii) Under the Comprehensive Products and Services Agreement entered into between CNPC and the Company, certain construction and technical services provided by CNPC are charged at cost plus an additional margin of no more than 15%, including exploration and development services and oilfield construction services.

(iii) Direct costs for exploration and development services comprise geophysical survey, drilling, well cementing, logging and well testing.

(iv) The fees paid for other construction and technical services comprise fees for construction of refineries and chemical plants and technical services in connection with oil and gas exploration and production activities such as oilfield construction, technology research, engineering and design, etc.

(v) The fees paid for production services comprise fees for the repair of machinery, supply of water, electricity and gas at the state-prescribed prices, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery at cost or market prices.

(vi) These represent expenditures for social welfare and support services which are charged at cost.

(vii) Ancillary services charges represent mainly fees for property management, the provision of training centers, guesthouses, canteens, public shower rooms, etc at market prices.

(viii) CNPC purchases materials on behalf of the Company and charges commission thereon. The commission is calculated at rates ranging from 1% to 5% of the goods purchased.

(ix) Purchases of services from other state-controlled enterprises principally represent the purchases of the construction and technical services at market prices.

              CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                     For the six months ended June 30, 2005
                             (Amounts in millions)

    (d) PURCHASES OF ASSETS

                                                                                           SIX MONTHS ENDED JUNE 30
                                                                    ------------------------------------------------
                                                                                      2005                     2004
                                                                    ----------------------- ------------------------
                                                                                       RMB                      RMB
--------------------------------------------------------------------------------------------------------------------
Purchases of assets

 Associates                                                                              3                        -
 Fellow subsidiaries (CNPC Group)                                                    1,395                    1,672
 Other state-controlled enterprises                                                  3,605                    2,184
                                                                    ----------------------- ------------------------
                                                                                     5,003                    3,856
                                                                    ======================= ========================

    Purchases of assets principally represent the purchases of manufacturing equipments, office equipments, transportation equipments, etc at market prices.

    (e) PERIOD-END BALANCES ARISING FROM SALES/PURCHASES OF GOODS/SERVICES/
        ASSETS

                                                                           JUNE 30, 2005          DECEMBER 31, 2004
                                                                    ---------------------  -------------------------
                                                                                     RMB                        RMB
--------------------------------------------------------------------------------------------------------------------
Accounts receivable from related parties at the end of
  the period
  Associates                                                                         745                         15
  Fellow subsidiaries (CNPC Group)                                                   943                        477
  Other state-controlled enterprises                                               3,100                      3,470
  Less: Impairment provision

   Fellow subsidiaries (CNPC Group)                                                 (416)                      (399)
   Other state-controlled enterprises                                             (1,366)                    (1,451)
                                                                    ---------------------  -------------------------
                                                                                   3,006                      2,112
                                                                    =====================  =========================
Prepayment and other receivables from related parties at the end of the period
  Associates                                                                       1,386                        538
  Parent (CNPC)                                                                    3,407                      3,385
  Fellow subsidiaries (CNPC Group)                                                 8,713                      3,346
  Other state-controlled enterprises                                               4,158                      3,171
  Less: Impairment provision

   Associates                                                                       (241)                      (295)
   Fellow subsidiaries (CNPC Group)                                                  (16)                       (20)
   Other state-controlled enterprises                                               (370)                      (365)
                                                                    ---------------------  -------------------------
                                                                                  17,037                      9,760
                                                                    =====================  =========================
Accounts payable and accrued liabilities to related parties
  at the end of the period
  Associates                                                                         735                        570
  Parent (CNPC)                                                                    2,558                      2,681
  Fellow subsidiaries (CNPC Group)                                                19,848                     12,203
  Other state-controlled enterprises                                              19,438                     17,555
                                                                    ---------------------  -------------------------
                                                                                  42,579                     33,009
                                                                    =====================  =========================

              CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                     For the six months ended June 30, 2005
                             (Amounts in millions)

                                                                                           SIX MONTHS ENDED JUNE 30
                                                                                ------------------------------------
                                                                                            2005               2004
                                                                                -----------------  -----------------
                                                                                             RMB                RMB
--------------------------------------------------------------------------------------------------------------------
Impairment provision of accounts receivable from related parties charged to the profit and loss account
  Associates                                                                                   -                 (6)
  Fellow subsidiaries (CNPC Group)                                                             1                 (9)
  Other state-controlled enterprises                                                         (58)                16
                                                                                -----------------  -----------------
                                                                                             (57)                 1
                                                                                =================  =================
Impairment provision of repayment and other receivables from related parties charged to the profit and loss account
  Associates                                                                                  (4)               135
  Fellow subsidiaries (CNPC Group)                                                             -                (46)
  Other state-controlled enterprises                                                          (3)                (3)
                                                                                -----------------  -----------------
                                                                                              (7)                86
                                                                                =================  =================


    (f) LEASES

                                                                     NOTES                 SIX MONTHS ENDED JUNE 30
                                                                                ------------------------------------
                                                                                            2005               2004
                                                                                -----------------  -----------------
                                                                                             RMB                RMB
--------------------------------------------------------------------------------------------------------------------
Advance operating lease payments paid to related parties              (i)
  Parent (CNPC)                                                                              131                126
  Other state-controlled enterprises                                                          11                  7
                                                                                -----------------  -----------------
                                                                                             142                133
                                                                                =================  =================
Other operating lease payments paid to related parties
  Parent (CNPC)                                                      (ii)                  1,116              1,124
  Other state-controlled enterprises                                                           5                  5
                                                                                -----------------  -----------------
                                                                                           1,121              1,129
                                                                                =================  =================


(i) Advance operating lease payments principally represent the advance payment paid for the long-term operating lease of land and gas stations at prices prescribed by local governments or market prices.

(ii) Other operating lease payments to CNPC principally represent the rental paid for the operating lease of land and bulidings at the prices prescribed in the Land Use Rights Leasing Contract, the Buildings Leasing Contract and Supplemental Buildings Leasing Agreement with CNPC.

              CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                     For the six months ended June 30, 2005
                             (Amounts in millions)

                                                                         JUNE 30, 2005            DECEMBER 31, 2004
                                                              ------------------------- ----------------------------
                                                                                   RMB                          RMB
--------------------------------------------------------------------------------------------------------------------
Operating lease payable to related parties
  Parent (CNPC)                                                                     78                           52
  Other state-controlled enterprises                                                37                           33
                                                              ------------------------- ----------------------------
                                                                                   115                           85
                                                              ========================= ============================

    (g) LOANS

                                                                                           SIX MONTHS ENDED JUNE 30
                                                                    ------------------------------------------------
                                                                                      2005                     2004
                                                                    ----------------------- ------------------------
LOANS TO RELATED PARTIES                                                               RMB                      RMB
------------------------------------------------------------------------------------------- ------------------------
Loans to associates:
  Beginning of the period                                                               70                      362
  Loan advanced during period                                                            -                       90
  Interest charged                                                                       2                       12
  Interest received                                                                     (2)                     (12)
                                                                    ----------------------- ------------------------
  End of the period                                                                     70                      452
                                                                    ======================= ========================

    The loans to related parties are mainly with interest rates at 5.26% per annum as of June 30, 2005, with maturities through 2005.

               CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                     For the six months ended June 30, 2005
                             (Amounts in millions)


                                                                        NOTES               SIX MONTHS ENDED JUNE 30
                                                                                  -----------------------------------
                                                                                              2005              2004
                                                                                  -----------------  ----------------
LOANS FROM RELATED PARTIES                                                                     RMB               RMB
---------------------------------------------------------------------------------------------------------------------

Loans from CP Finance:                                                   (i)
 Beginning of the period                                                                    24,252            26,081
 Loan received during period                                                                 3,000             6,450
 Loan repayments paid                                                                       (3,183)           (8,350)
 Interest charged                                                                              558               554
 Interest paid                                                                                (558)             (554)
                                                                                  -----------------  ----------------
 End of the period                                                                          24,069            24,181
                                                                                  =================  ================

Loans from state-controlled banks and other financial institutions:     (ii)

 Beginning of the period                                                                    36,562            38,341
 Loan received during period                                                                13,582            12,830
 Loan repayments paid                                                                      (17,281)          (11,787)
 Interest charged                                                                              839               683
 Interest paid                                                                                (830)             (697)
                                                                                  -----------------  ----------------
 End of the period                                                                          32,872            39,370
                                                                                  =================  ================
Loans from other related parties:                                       (iii)
 Beginning of the period                                                                        16                13
 Loan repayments paid                                                                           (1)                -
 Interest charged                                                                                -                 1
 Interest paid                                                                                   -                (1)
                                                                                  -----------------  ----------------
 End of the period                                                                              15                13
                                                                                  =================  ================



(i) The loans from CP Finance are mainly with interest rates ranging from 3.46% to 5.18% per annum as of June 30, 2005, with maturities through 2032;

(ii) The loans from state-controlled banks and other financial institutions are mainly with interest rates ranging from free to 8.66% per annum as of June 30, 2005, with maturities through 2038;

(iii) The loans from other related parties are mainly with interest rates ranging from free to 6.32% per annum as of June 30, 2005, with no fixed repayment term.

The secured loans from related parties amounts RMB 19 at June 30, 2005 (June 30, 2004: RMB 88).

The guaranteed loans amounts RMB 727 at June 30, 2005 (June 30, 2004: RMB 796) all these guaranteed loans are from non-related parties, long-term and guaranteed by CNPC.

               CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                     For the six months ended June 30, 2005
                             (Amounts in millions)


    (h) KEY MANAGEMENT COMPENSATION

                                                                                           SIX MONTHS ENDED JUNE 30
                                                                                ------------------------------------
                                                                                            2005               2004
                                                                                -----------------  -----------------
                                                                                         RMB'000            RMB'000
--------------------------------------------------------------------------------------------------------------------
Fee for key management personnel                                                              62                 58
Salaries, allowances and other benefits                                                    1,386              1,255
Pension costs-defined contribution plans                                                      46                 35
                                                                                -----------------  -----------------
                                                                                           1,494              1,348
                                                                                =================  =================

     As at June 30, 2005, none of the key management personnel has exercised the stock appreciation rights. The liability for the units awarded to key management personnel amounted to approximately RMB 207 (June 30, 2004: RMB 129) at June 30, 2005.

     (i)  CONTINGENT LIABILITIES

     The Group has disclosed in Note 17 in respect of the contingent liabilities arising from the guarantees made for related parties.

20   EVENTS AFTER BALANCE SHEET DATE

     On June 8, 2005, the Board of Directors of the Company approved entering into a purchase agreement whereby the Company will acquire a 50% ownership interest in Zhong You Kan Tan Kai Fa Company Limited ("Newco"). Currently Newco is 100% owned by China National Oil and Gas Exploration and Development Corporation ("CNODC", wholly-owned by CNPC) and one of its subsidiaries. The Company's investment in Newco is expected to be approximately RMB 20,741. Concurrent with the purchase agreement, the Company also agreed in a transfer agreement to sell its wholly-owned subsidiary, PetroChina International Limited, to Newco for a consideration of approximately RMB 579.

     The purchase and transfer agreements have been approved by the shareholders of the Company at the extraordinary general meeting held on August 16, 2005. These agreements are still subject to the approval by relevant regulatory authorities.

     Upon completion of the purchase and transfer agreements, each of CNODC and the Company will own a 50% interest in Newco. The Company will have the right to appoint four of the seven directors of Newco, which will enable the Company to maintain effective control over Newco. Its investment in Newco and the transfer of PetroChina International Limited to Newco will be accounted for in a manner similar to a uniting of interests since these transactions are among entities under common control by CNPC. The consolidated financial statements of the Company will be restated as if the operations of the Company and Newco had always been combined.

               CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
  SUPPLEMENTAL INFORMATION ON SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP
                                  (UNAUDITED)
                     For the six months ended June 30, 2005
                             (Amounts in millions)


SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

     The consolidated interim condensed financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) which differ in certain material respects from the accounting principles generally accepted in the United States of America (US GAAP). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

     Effect on income of significant differences between IFRS and US GAAP is as follows:

                                                                                           SIX MONTHS ENDED JUNE 30
                                                                                ------------------------------------
                                                                                            2005               2004
                                                                                -----------------  -----------------
                                                                                             RMB                RMB
-------------------------------------------------------------------------------------------------  -----------------

Profit for the period under IFRS                                                          62,221             46,010

US GAAP adjustments:

 Depreciation charges on property, plant and equipment revaluation gain                    3,436              4,391
 Depreciation charges on property, plant and equipment revaluation loss                     (127)              (465)
 Loss on disposal of revalued property, plant and equipment                                    2                 47
 Income tax effect                                                                        (1,092)            (1,311)
 Minority interests                                                                         (627)              (764)
                                                                                -----------------  -----------------
Net income under US GAAP                                                                  63,813             47,908
                                                                                =================  =================
Basic and diluted net income per share under US GAAP (RMB)                                  0.36               0.27
                                                                                =================  =================

     Effect on equity of significant differences between IFRS and US GAAP is as follows:

                                                                         JUNE 30, 2005            DECEMBER 31, 2004
                                                                         --------------           -----------------
                                                                                   RMB                          RMB
-------------------------------------------------------------------------------------------------------------------
Equity under IFRS                                                              469,656                      434,391
US GAAP adjustments:
 Reversal of property, plant and equipment revaluation gain                    (80,555)                     (80,555)
 Depreciation charges on property, plant and equipment
  revaluation gain                                                              48,879                       45,443
 Reversal of property, plant and equipment revaluation loss                      1,513                        1,513
 Depreciation charges on property, plant and equipment
  revaluation loss                                                              (1,437)                      (1,310)
 Loss on disposal of revalued property, plant and equipment                      1,316                        1,314
 Deferred tax assets on revaluation                                              9,999                       11,091
 Minority interests                                                             (8,705)                      (9,089)
 Effect on the retained earnings from the one-time remedial
   payments for staff housing borne by the state shareholder
   of the Company                                                               (2,553)                      (2,553)
 Effect on the other reserves of the shareholders' equity from the one-time remedial payments for staff housing borne by
  the state shareholder of the Company                                           2,553                        2,553
                                                                    -------------------           -----------------
Shareholders' equity under US GAAP                                             440,666                      402,798
                                                                    ===================           =================

              CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
              SUPPLEMENTARY INFORMATION ON SIGNIFICANT DIFFERENCES
                      BETWEEN IFRS AND US GAAP (UNAUDITED)
                     For the six months ended June 30, 2005
                             (Amounts in millions)


    Changes in shareholders' equity under US GAAP for each of the periods ended June 30, 2005 and June 30, 2004 are as follows:

                                                                                           SIX MONTHS ENDED JUNE 30
                                                                                ------------------------------------
                                                                                            2005               2004
                                                                                -----------------  -----------------
                                                                                             RMB                RMB
--------------------------------------------------------------------------------------------------------------------
Beginning of the period                                                                  402,798            329,126
Net profit for the period                                                                 63,813             47,908
Final dividend for year 2003                                                                   -            (13,947)
Final dividend for year 2004                                                             (25,936)                 -
Payment to CNPC for acquisition of refinery and petrochemical
 businesses (Note 2)                                                                          (9)                 -
                                                                                -----------------  -----------------
End of the period                                                                        440,666            363,087
                                                                                =================  =================

     In preparing the summary of differences between IFRS and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenues and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realisability, useful lives of tangible and intangible assets, income taxes and other areas. Actual results could differ from those estimates.

     A summary of the principal differences and additional disclosures applicable to the Group is set out below:

     (a)  REVALUATION OF PROPERTY, PLANT AND EQUIPMENT

     The property, plant and equipment, excluding oil and gas reserves, transferred to the Company by CNPC were appraised as of June 30, 1999, as required by the relevant PRC regulations, by a firm of independent valuers registered in the PRC, China Enterprise Appraisal. As at September 30, 2003, a revaluation of the Group's refining and chemical production equipment was undertaken by a firm of independent valuers registered in the PRC, China United Assets Appraiser Co., Ltd, on a depreciated replacement cost basis.

     The June 1999 revaluation resulted in RMB 80,549 in excess of the prior carrying value and a revaluation loss of RMB 1,122 on certain property, plant and equipment.

     The September 2003 revaluation resulted in RMB 872 in excess of the carrying value of certain property, plant and equipment immediately prior to the revaluation and a revaluation loss of RMB 1,257.

     The depreciation charge, which includes impairment charge, on the revaluation surplus from January 1, 2005 to June 30, 2005 was RMB 3,436, and from January 1, 2004 to June 30, 2004 was RMB 4,391.

     The depreciation charge, which includes impairment charge, on the revaluation loss from January 1, 2005 to June 30, 2005 was RMB 127, and from January 1, 2004 to June 30, 2004 was RMB 465.

     The loss on disposal of revalued property, plant and equipment from January 1, 2005 to June 30, 2005 was RMB 2, and from January 1, 2004 to June 30, 2004 was RMB 47.

              CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
              SUPPLEMENTARY INFORMATION ON SIGNIFICANT DIFFERENCES
                      BETWEEN IFRS AND US GAAP (UNAUDITED)
                     For the six months ended June 30, 2005
                             (Amounts in millions)


     For purposes of reconciling to the US GAAP financial data, the effect of the revaluation, the related depreciation charges and loss on disposal is reversed. A deferred tax asset relating to the reversal of the effect of revaluation in 1999 is established, together with a corresponding increase in the shareholders' equity. Under a special approval granted by the Ministry of Finance, the effect of the revaluation in 1999 is available as additional depreciation base for purposes of determining taxable income.

     (b)  ONE-TIME REMEDIAL PAYMENTS FOR STAFF HOUSING

     The Ministry of Finance of the PRC issued several public notices and regulations during the year ended December 31, 2000 and 2001 with respect to the one-time remedial payments for staff housing payable to certain employees who joined the workforce prior to December 31, 1998 and have housing conditions below local standards as determined in accordance with government regulations and guidelines. These Ministry of Finance notices and regulations also provided that the portion of remedial payments attributable to the periods prior to a restructuring of the employer enterprise from a wholly state-owned status to a less than wholly state-owned status is to be borne by the state shareholder of the enterprise.

     The restructuring that resulted in the formation of the Group took place in November 1999. As such, the one-time remedial housing payments payable to the eligible employees of the Group are to be borne by the state shareholder of the Group.

     Under IFRS, such direct payments to employees or reimbursements will not be recorded through the consolidated profit and loss account of the Group. US GAAP contains no such exemption but requires this principal shareholder's action on behalf of the Company to be recorded in the consolidated profit and loss account. In the last quarter of year 2002, the Group and CNPC completed the process of estimating the amount payable to qualified employees of the Group. This amount, RMB 2,553, was reflected in determining net income of the Group for the year ended December 31, 2002, under US GAAP. Since this amount is borne by CNPC, a corresponding amount has been included as an addition to the other reserves in the shareholders' equity of the Group. There were no significant changes in this estimate during 2004 and the first half of 2005.

     (c)  MINORITY INTERESTS

     In accordance with the revised IAS 1 and IAS 27, minority interests becomes part of the profit for the period and total equity of the Group, whereas under US GAAP, it is respectively excluded from the net income and shareholders' equity of the Group. In addition, this reconciling item also includes the impact of minority interests' share of the revaluation gain and loss, on the property, plant and equipment of non-wholly owned subsidiaries, to net income and shareholders' equity under US GAAP.

     (d) RECENT US ACCOUNTING PRONOUNCEMENTS

     In December 2004, the FASB revised FAS No.123 (FAS 123(R)). FAS 123(R), "Share-based Payment", requires all share-based payments to employees, including grants of employee stock options, to be recognised in the financial statements based on their fair values. Pro forma disclosure is no longer an alternative to financial statement recognition. FAS 123(R) is effective as of the beginning of the company's first fiscal year that begins after June 15, 2005. The Group is evaluating the transition provisions allowed by FAS 123(R). The Group does not expect the adoption of FAS 123(R) to have a material impact on the Group's financial position or operational results.

              CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
                           PETROCHINA COMPANY LIMITED
              SUPPLEMENTARY INFORMATION ON SIGNIFICANT DIFFERENCES
                      BETWEEN IFRS AND US GAAP (UNAUDITED)
                     For the six months ended June 30, 2005
                             (Amounts in millions)


     On November 24, 2004, the FASB issued Statement No.151, "Inventory Costs", an amendment of ARB No. 43, Chapter 4 (FAS 151). FAS 151 requires that abnormal amounts of idle capacity and spoilage costs be excluded from the cost of inventory and expensed when incurred. The provisions of FAS 151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. The Group does not expect the adoption of FAS 151 to have a material impact on the Group's financial position or results of operation.

     On December 15, 2004, the FASB issued Statement No.153, "Exchanges of Nonmonetary Assets", an amendment of APB Opinion No.29 (FAS 153). FAS 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. FAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Group does not expect the adoption of FAS 153 to have a material impact on the Group's financial position or results of operation.

     In May 2005, the FASB issued FAS No.154, "Accounting Changes and Error Corrections" (FAS 154) which replaces APB Opinion No. 20 "Accounting Changes" and FAS No. 3, "Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28". FAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the earliest date practicable, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Group is currently evaluating the effect that the adoption of FAS 154 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

                                   [Graphics]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated interim condensed financial statements for the Group and the notes thereto.

OVERVIEW

For the six months ended June 30, 2005, the profit before taxation of the Group was RMB85,467 million, representing an increase of 33.7% from the corresponding period of last year. Net profit was RMB61,624 million, representing an increase of 36.1% from the corresponding period of last year. The continued rapid improvement of the Company's operating results was primarily attributable to the optimal use of its competitive edge in upstream activities, streamlining of its downstream structures, speeding up of the construction of pipelines and enhancement of operation management during a period of sustained high oil prices.

For the six months ended June 30, 2005, the Company's basic and diluted earnings per share was RMB0.35.

COMPARISON BETWEEN THE SIX-MONTH PERIOD ENDED JUNE 30, 2005 AND THE SIX-MONTH PERIOD ENDED JUNE 30, 2004

CONSOLIDATED OPERATING RESULTS

Turnover   Turnover increased 41.5% from RMB178,404 million for the six months ended June 30, 2004 to RMB252,489 million for the six months ended June 30, 2005. The growth was mainly attributable to the increases in the prices and sales volume of crude oil, refined oil and petrochemical products, and the increase in the sales volume of natural gas.

Operating Expenses Operating expenses increased 46.3% from RMB114,148 million for the six months ended June 30, 2004 to RMB166,952 million for the six months ended June 30, 2005. The change was mainly attributable to an increase in the purchase costs of raw and auxiliary materials such as crude oil and refined products from external suppliers and an increase in exploration expenses due to increased exploration activities.

Purchases, Services and Other Expenses   Purchases, services and other expenses
increased 87.9% from RMB51,272 million for the six months ended June 30, 2004 to RMB96,362 million for the six months ended June 30, 2005. This was primarily due to the increase in the purchase costs of crude oil and refined products resulted from the rise in prices of raw and auxiliary materials for such crude oil and refined products, as well as from our increased consumption of raw materials to meet the rise in output of refinery and petrochemical products. In addition, the increase in trade volume during the period led to a corresponding increase in purchase expenses.

Employee Compensation Costs   Employee compensation costs rose 21.4% from
RMB10,540 million for the six months ended June 30, 2004 to RMB12,800 million for the six months ended June 30, 2005. This was primarily due to the improvement in the Company's operating results which led to the increase in the wages and welfare expenses of staff and workers; as well as the further development of the Company's retail network which led to the increase in labour service costs.

Exploration Expenses Exploration expenses increased 51.5% from RMB5,630 million for the six months ended June 30, 2004 to RMB8,528 million for the six months ended June 30, 2005. This was mainly due to the Company appropriately increasing its input relating to oil and gas exploration when oil prices were high.

Depreciation, Depletion and Amortization   Depreciation, depletion and
amortization increased 4.2% from RMB24,746 million for the six months ended June 30, 2004 to RMB25,791 million for the six months ended June 30, 2005. This was mainly attributable to an increase in the amount of property, plant and equipment which led to a corresponding increase in depreciation and depletion.

Selling, General and Administrative Expenses   Selling, general and
administrative expenses increased 7.8% from RMB12,794 million for the six months ended June 30, 2004 to RMB13,797 million for the six months ended June 30, 2005. This was primarily due to an increase in transportation expenses caused by an increase in the sales volume of refined products.

Taxes other than Income Tax   Taxes other than income tax increased 13.2% from
RMB9,417 million for the six months ended June 30, 2004 to RMB10,660 million for the six months ended June 30, 2005. The increase was primarily due to an increase in consumption tax and surcharges as a result of an increase in the sales volume of gasoline and diesel oil by the Group's refineries and also an increase in compensation fees for mineral resources due to an increase in crude oil and natural gas revenues.

Profit from Operations   As a result of the factors discussed above, profit from
operations increased 33.1% from RMB64,256 million for the six months ended June 30, 2004 to RMB85,537 million for the six months ended June 30, 2005.

Net Exchange Gain   The net exchange gain increased from RMB10 million for the six months ended June 30, 2004 to RMB80 million for the six months ended June 30, 2005. This was primarily due to a depreciation of the value of the Japanese Yen and the Euro against Renminbi during the first half of this year.

Net Interest Expenses   Net interest expenses decreased 32.5% from RMB960
million for the six months ended June 30, 2004 to RMB648 million for the six months ended June 30, 2005. The decrease in net interest expenses was primarily due to a decrease in the average proportion of interest-bearing debts which led to the decrease in interest expenses and sufficient cash flow generated from operating activities which led to the increase in interest income.

Profit Before Taxation   Profit before taxation rose 33.7% from RMB63,909
million for the six months ended June 30, 2004 to RMB85,467 million for the six months ended June 30, 2005.

Taxation   Taxation increased 29.9% from RMB17,899 million for the six months ended June 30, 2004 to RMB23,246 million for the six months ended June 30, 2005. The increase was mainly due to an increase in taxable profits.

Net Profit   As a result of the factors discussed above, net profit increased
36.1% from RMB45,276 million for the six months ended June 30, 2004 to RMB61,624 million for the six months ended June 30, 2005.

SEGMENT INFORMATION

The Group is engaged in a broad range of petroleum and related activities through its four major business segments: the Exploration and Production segment, the Refining and Marketing segment, the Chemicals and Marketing segment, and the Natural Gas and Pipeline segment.

EXPLORATION AND PRODUCTION

THE EXPLORATION AND PRODUCTION SEGMENT IS ENGAGED IN THE EXPLORATION, DEVELOPMENT, PRODUCTION AND SALES OF CRUDE OIL AND NATURAL GAS.

Turnover   Turnover increased 44.6% from RMB99,526 million for the six months ended June 30, 2004 to RMB143,895 million for the six months ended June 30, 2005. The increase was mainly attributable to the increases in prices and sales volume of crude oil and the increase in sales volume of natural gas. During the

[PHOTO 1]  [PHOTO 2]



first half of 2005, our average realized crude oil price was US$43.42 per barrel, representing an increase of 45.9% from US$29.76 per barrel for the corresponding period in the first half of 2004.

Intersegment sales increased 51.3% from RMB80,270 million for the six months ended June 30, 2004 to RMB121,484 million for the six months ended June 30, 2005. The increase was mainly due to the increase in prices and sales volume of crude oil and the increase in sales volume of natural gas.

Operating Expenses Operating expenses increased 26.4% from RMB46,825 million for the six months ended June 30, 2004 to RMB59,202 million for the six months ended June 30, 2005. The increase was principally due to the increase in costs of purchase, employee compensation, depreciation and depletion of fixed assets and exploration expenses.

Profit from Operations   As a result of the factors discussed above, profit from
operations increased 60.7% from RMB52,701 million for the six months ended June 30, 2004 to RMB84,693 million for the six months ended June 30, 2005.

REFINING AND MARKETING

THE REFINING AND MARKETING SEGMENT IS ENGAGED IN THE REFINING, TRANSPORTATION, STORAGE AND MARKETING OF CRUDE OIL AND PETROLEUM PRODUCTS.

Turnover   Turnover rose 46.1% from RMB137,491 million for the six months ended
June 30, 2004 to RMB200,883 million for the six months ended June 30, 2005. The increase was caused by increases in sales

[PICTURE 1]  [PICTURE 2]



volume and prices of key refined products as well as the increase of international trading volume and trading revenue.

Revenue from sales of gasoline grew 45.1% from RMB37,621 million for the six months ended June 30, 2004 to RMB54,570 million for the six months ended June 30, 2005. The increase was mainly due to increased prices and sales volume of gasoline. The average realized selling price of gasoline surged 17.3% from RMB3,362 per ton for the six months ended June 30, 2004 to RMB3,943 per ton for the six months ended June 30, 2005. The sales volume of gasoline increased 23.7% from 11.19 million tons for the six months ended June 30, 2004 to 13.84 million tons for the six months ended June 30, 2005.

Revenue from sales of diesel grew 31.0% from RMB62,491 million for the six months ended June 30, 2004 to RMB81,888 million for the six months ended June 30, 2005. The increase was mainly due to increased sales prices and volume of diesel. The average realized selling price of diesel increased 16.2% from RMB2,980 per ton for the six months ended June 30, 2004 to RMB3,463 per ton for the six months ended June 30, 2005. The sales volume of diesel increased 12.7% from 20.97 million tons for the six months ended June 30, 2004 to 23.64 million tons for the six months ended June 30, 2005.

Revenue from sales of kerosene grew 16.2% from RMB2,632 million for the six months ended June 30, 2004 to RMB3,059 million for the six months ended June 30, 2005. The increase was mainly due to increased sales prices of kerosene.

Intersegment sales revenue increased 58.9% from RMB9,504 million for the six months ended June 30, 2004 to RMB15,098 million for the six months ended June 30, 2005. The increase was mainly due to increases in sales volume and sales prices of the key refined products.

Operating Expenses   Operating expenses increased 60.9% from RMB128,507 million for the six months ended June 30, 2004 to RMB206,832 million for the six months ended June 30, 2005. The increase was mainly attributable to the increase of the purchase cost of crude oil, other feedstock and refined products from external suppliers, as well as an increase in the trading volume of petrochemical products which led to a corresponding increase in purchase costs.

Profit from Operations   Profit from operations for the six months ended June
30, 2005 was a loss of RMB5,949 million. Profit from operations for the six months ended June 30, 2004 was RMB8,984 million. The decrease was mainly due to the level of increase in refined oil prices is way lower than that of the increase in crude oil prices in China in the first half of the year.

CHEMICALS AND MARKETING

THE CHEMICALS AND MARKETING SEGMENT IS ENGAGED IN THE PRODUCTION AND SALES OF BASIC PETROCHEMICAL PRODUCTS, DERIVATIVE PETROCHEMICAL PRODUCTS AND OTHER CHEMICAL PRODUCTS.

Turnover   Turnover rose 45.6% from RMB25,434 million for the six months ended
June 30, 2004 to RMB37,035 million for the six months ended June 30, 2005. The growth in turnover of this segment was principally due to increases in the sales volume and selling prices of key chemical products.

Operating Expenses   Operating expenses increased 33.2% from RMB23,481 million
for the six months ended June 30, 2004 to RMB31,279 million for the six months ended June 30, 2005. The increase was mainly due to increased expenses in the purchase of raw materials.



[TWO PHOTOS]

Profit from Operations   As a result of the factors discussed above, profit from
operations increased 194.7% from RMB1,953 million for the six months ended June 30, 2004 to RMB5,756 million for the six months ended June 30, 2005.

NATURAL GAS AND PIPELINE

THE NATURAL GAS AND PIPELINE SEGMENT IS ENGAGED IN THE TRANSMISSION OF NATURAL GAS, CRUDE OIL AND REFINED PRODUCTS, AND THE SALES OF NATURAL GAS.

Turnover   Turnover increased 33.2% from RMB8,917 million for the six months ended June 30, 2004 to RMB11,874 million for the six months ended June 30, 2005. The increase was primarily due to an increase in the sales volume of natural gas and an increase in the price and volume of natural gas from pipeline transmission.

Operating Expenses   Operating expenses increased 35.3% from RMB7,684 million
for the six months ended June 30, 2004 to RMB10,396 million for the six months ended June 30, 2005. This was mainly due to increased expenses in the purchase of gas and an increase in depreciation charges caused by the commencement of operation of the western section of the West-East Gas Pipeline.

Profit from Operations   As a result of the factors discussed above, profit from
operations increased 19.9% from RMB1,233 million for the six months ended June 30, 2004 to RMB1,478 million for the six months ended June 30, 2005.



[TWO PHOTOS]

LIQUIDITY AND CAPITAL RESOURCES

For the six months ended June 30, 2005, the Group's primary sources of funds were cash generated from operating activities, short-term and long-term borrowings. The Group's funds were used for operating activities, capital expenditures, repaying short-term and long-term borrowings and distribution of dividends to shareholders of the Company.

For the six months ended June 30, 2005, short-term debts represented approximately 5.3% of the Group's capital employed as compared with approximately 6.2% for the six months ended June 30, 2004. Our ability to obtain adequate financing may be affected by our financial condition and operating results and the conditions of the domestic and foreign capital markets. We must seek approvals from the relevant PRC government authorities before raising funds in the domestic and foreign capital markets. In general, we must obtain PRC government approvals for any project involving significant capital investments in our Refining and Marketing segment, Chemicals and Marketing segment and the Natural Gas and Pipeline segment.

We plan to fund our capital and related investments principally from the cash generated from operating activities and short-term and long-term borrowings. For the six months ended June 30, 2005, net cash generated from operating activities was RMB92,099 million. As at June 30, 2005, we had cash and cash equivalents of RMB69,857 million. Cash and cash equivalents were mainly denominated in Renminbi (Renminbi accounting for approximately 99.3% and United States Dollar accounting for approximately 0.7%).

The table below sets forth our cash flows for the six months ended June 30, 2005 and the six months ended June 30, 2004 and our cash equivalents at the end of each period.


                                                                                   SIX MONTHS ENDED JUNE 30
                                                                        -------------------------------------------
                                                                                  2005                         2004
                                                                        --------------  ---------------------------
                                                                         (RMB MILLION)                (RMB MILLION)
-------------------------------------------------------------------------------------------------------------------
Net cash generated from operating activities                                   92,099                       65,870
Net cash used for investment activities                                       (30,075)                     (26,509)
Net cash used for financing activities                                        (31,149)                     (17,541)
Cash and cash equivalents at the end of each period                            69,857                       52,726

CASH GENERATED FROM OPERATING ACTIVITIES

Our net cash generated from operating activities during the first half of this year increased 39.8% from RMB65,870 million for the six months ended June 30, 2004 to RMB92,099 million for the six months ended June 30, 2005. This substantial increase was mainly attributable to the considerable increase in profits and payables during the period.

As at June 30, 2005, our working capital was RMB25,274 million. As at December 31, 2004, our working capital deficit was RMB4,523 million. The increase in working capital was primarily due to an increase in receivables and prepayments, inventories and cash and cash equivalents.

CASH USED FOR FINANCING ACTIVITIES

Compared with the six months ended June 30, 2004, our net cash used for financing activities increased 77.6% for the six months ended June 30, 2005. This was mainly due to a higher cash dividend paid in respect of the ordinary shares for the first half of this year than that of the corresponding period of last year.

The table below sets out our net borrowings as at June 30, 2005 and December 31, 2004:

                                                                         JUNE 30, 2005              DECEMBER 31, 2004
                                                                        --------------              -----------------
                                                                         (RMB MILLION)                  (RMB MILLION)
---------------------------------------------------------------------------------------------------------------------
Short-term borrowings (including current portion of
 long-term borrowings)                                                          28,303                         28,093
Long-term borrowings                                                            35,357                         38,769
                                                                        --------------              -----------------
Total borrowings                                                                63,660                         66,862
                                                                        ==============              =================
Less:
Cash and cash equivalents                                                       69,857                         38,982
                                                                        --------------              -----------------
Net borrowings                                                                 (6,197)                         27,880
                                                                        ==============              =================

[THREE PHOTOS]


The maturity profile of the long-term borrowings of the Group is as follows:

                                        PRINCIPAL AS AT          PRINCIPAL AS AT
                                          JUNE 30, 2005        DECEMBER 31, 2004
                                        ---------------       ------------------
                                          (RMB MILLION)            (RMB MILLION)
-------------------------------------------------------       ------------------
To be repaid within one year                     15,658                   16,769
To be repaid within one to two years             15,771                    8,367
To be repaid within two to five years            12,376                   23,035
To be repaid after five years                     7,210                    7,367
                                          -------------      -------------------
                                                 51,015                   55,538
                                          =============      ===================

Of the total borrowings of the Group as at June 30, 2005, approximately 30.9% were fixed rate loans and approximately 69.1% were floating-rate loans. Of the borrowings as at June 30, 2005, approximately 85.03% were denominated in Renminbi, approximately 13.6% were denominated in US Dollars, approximately 0.39% were denominated in Pound Sterling , approximately 0.51% were denominated in Japanese Yen, and approximately 0.47% were denominated in Euro.

As at June 30, 2005, borrowings owed to China Petroleum Finance Company Limited amounted to RMB24,069 million. Borrowings owed to state-owned banks and other state-owned financial institutions (excluding banks) amounted to RMB32,872 million and borrowings owed to other related parties amounted to RMB15 million.

As at June 30, 2005, short-term borrowings and long-term borrowings owed to China Petroleum Finance Company Limited amounted to RMB490 million and RMB23,579 million respectively.

As at June 30, 2005, loans of the Group consisted of RMB70 million secured loans (finance lease and bank loans) (RMB60 million as at December 31, 2004), of which RMB64 million (RMB39 million as at December 31, 2004) were secured by plant and equipment of the Group valued at RMB72 million (RMB246 million as at December 31, 2004). As ownership of leased assets will be transferred to the lessor in case of default, lease obligations are in fact secured obligations. As at June 30, 2005, finance lease obligations of the Group amounted to RMB6 million (RMB21 million as at December 31, 2004), and were secured with properties, plant and equipment held under finance lease with a book value of RMB113 million (RMB175 million as at December 31, 2004).

As at June 30, 2005, the debt to capitalization ratio (debt to capitalization ratio=total debts/(total debts + total equity)) was 11.9% (13.3% as at December 31, 2004).

CAPITAL EXPENDITURES

The table below sets out our capital expenditures by business segments for each of the six months ended June 30, 2005 and the six months ended June 30, 2004. During the first half of 2005, capital expenditures increased 10.1% from RMB28,691 million for the six months ended June 30, 2004 to RMB31,592 million for the six months ended June 30, 2005. The increase in capital expenditure was primarily due to the appropriate increase in input relating to oil and gas exploration and development when oil prices were high. Further, the price of production raw materials, such as steel, fuel, water and electricity, increased which led to an increase in investment.

                                    FIRST HALF OF 2005          FIRST HALF OF 2004       ESTIMATE FOR THE YEAR OF 2005
                                ---------------------------  --------------------------  -----------------------------
                                        (RMB             %           (RMB            %              (RMB            %
                                    MILLION)                     MILLION)                       MILLION)
----------------------------------------------------------------------------------------------------------------------
Exploration and Production           20,630*          65.3        19,146*         66.7           61,160*         62.7
Refining and Marketing                 4,614          14.6          4,526         15.8            14,590         15.0
Chemicals and Marketing                2,633           8.3          1,062          3.7             8,350          8.6
Natural Gas and Pipeline               3,651          11.6          3,905         13.6            12,400         12.7
Others                                    64           0.2             52          0.2             1,000          1.0
                                -------------  ------------  -------------  -----------  ----------------  -----------
Total                                 31,592         100.0         28,691        100.0            97,500        100.0
                                =============  ============  =============  ===========  ================  ===========

Note:* If geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for the first half of 2004 and the first half of 2005, and the estimate of the same for the entire 2005 would be RMB21,646 million, RMB24,028 million and RMB66,660 million, respectively.

EXPLORATION AND PRODUCTION

The majority of the Group's capital expenditures is related to the Exploration and Production segment. For the six months ended June 30, 2005, capital expenditures in relation to exploration and production amounted to

RMB20,630 million, including RMB3,727 million for exploration activities and RMB15,953 million for development activities. For the six months ended June 30, 2004, capital expenditures in relation to this segment totalled RMB19,146 million, including RMB3,665 million for exploration activities and RMB14,481 million for development activities. The increase in capital expenditures was mainly due to the increased expenditures relating to oil and gas exploration and development.

It is estimated that for the twelve months ending December 31, 2005, capital expenditures of the Group in the Exploration and Production segment will amount to RMB61,160 million. Approximately RMB10,960 million is expected to be used for oil and gas exploration, and approximately RMB50,200 million will be used for oil and gas development. Exploration and development is expected to be mainly carried out in the Erdos, Junggar, Tarim, Songliao, Sichuan and Bohai Bay basins.

REFINING AND MARKETING

For the six months ended June 30, 2005, capital expenditures of the Group in the Refining and Marketing segment amounted to RMB4,614 million, of which RMB2,487 million was spent on the expansion of the retail marketing network of our refined products and storage infrastructure facilities, and RMB1,181 million was spent on upgrading our refining facilities. For the six months ended June 30, 2004, capital expenditures for this segment totalled RMB4,526 million. The capital expenditures during this period were basically the same as that during the same period last year.

It is estimated that capital expenditures of the Group for the Refining and Marketing segment for the twelve months ending December 31, 2005 will amount to RMB14,590 million, including approximately RMB7,250 million to be spent on construction and expansion of refining facilities; and approximately RMB7,340 million to be spent on investments in our refined product retail marketing network.

CHEMICALS AND MARKETING

For the six months ended June 30, 2005, capital expenditures in the Chemicals and Marketing segment were RMB2,633 million, compared with RMB1,062 million for the six months ended June 30, 2004. The increase in capital expenditures was mainly because the ethylene upgrading and expansion project of Lanzhou Petrochemical Company, the propylene projects of Daqing Refinery and Petrochemical Company and Dalian Petrochemical Company and the PTA project of Liaoyang Petrochemical Company, amongst other projects, were in their peak construction period.

It is estimated that for the twelve months ending December 31, 2005, capital expenditures of the Group in the Chemicals and Marketing segment will amount to RMB8,350 million. The capital expenditures are expected to mainly be used for upgrading ethylene facilities in Daqing, Jilin, Lanzhou and Dushanzi, and the PTA project of Liaoyang Petrochemical Company.

NATURAL GAS AND PIPELINE

For the six months ended June 30, 2005, capital expenditures in the Natural Gas and Pipeline segment amounted to RMB3,651 million. RMB3,375 million of these expenditures was spent on construction of long distance pipelines and RMB2,327 million of such amount was spent on the West-East Gas Pipeline project. For the six months ended June 30, 2004, capital expenditures in the segment totalled RMB3,905 million. The decrease in capital expenditures was mainly due to a dramatic decrease in expenditures relating to the second Shaanxi-Beijing Pipeline Project.

It is estimated that for the twelve months ending December 31, 2005, capital expenditures of the Group in the Natural Gas and Pipeline segment will amount to RMB12,400 million, of which approximately RMB7,000 million will be invested in the West-East Gas Pipeline project, the Zhongxian-Wuhan pipeline, and the second Shaanxi-Beijing pipeline and approximately RMB5,400 million is expected to be invested in natural gas storage infrastructure facilities and other natural gas, crude oil and refined product transmission pipelines.

OTHERS

The Group's non segment-specific capital expenditures for the six months ended June 30, 2004 and for the six months ended June 30, 2005 were RMB52 million and RMB64 million respectively. These capital expenditures were mainly used for non segment-specific equipment purchases and research and development activities.

It is estimated that the Group's non segment-specific capital expenditures for the twelve months ending December 31, 2005 will amount to RMB1,000 million. These capital expenditures are expected to be used for the construction of water and power supply systems, roads and telecommunications system for the benefit of various segments.

MATERIAL INVESTMENT

For the six months ended June 30, 2005, the Group did not hold any material investment.

MATERIAL ACQUISITION OR DISPOSAL

Under an acquisition agreement between the Company and CNPC dated March 28, 2005, the Company has acquired the petroleum and natural gas-related refinery and petrochemical businesses respectively owned by CNPC's wholly-owned subsidiaries, Ningxia Dayuan Refinery and Petrochemical Company Limited and Qingyang Refinery and Petrochemical Company Limited. The Company has paid RMB9.14 million in cash as consideration for the acquisition. Pursuant to the Listing Rules, the acquisition constitutes a connected transaction of the Company, and the details of the transaction were announced on March 30, 2005.

POST-BALANCE SHEET EVENTS

The Company signed an acquisition agreement ("Acquisition Agreement") and an equity transfer agreement ("Transfer Agreement") with wholly owned subsidiaries of CNPC on June 9, 2005. Under the Acquisition Agreement, the Company agreed to acquire a 50% equity interest in [CHINESE CHARACTERS] (Zhong You Kan Tan Kai Fa Company Limited) ("Newco"), which is currently 100% held by two wholly owned subsidiaries of CNPC, at a total consideration of approximately RMB20,741 million. The Company also agreed to enter into the Transfer Agreement at the same time with the Acquisition Agreement pursuant to which the Company has agreed to transfer the equity interest in PetroChina International Ltd, a wholly owned subsidiary of the Company, to Newco for the price of RMB579 million.

As the acquisition and equity transfer constitute connected transactions of the Company, approval of the relevant regulatory authorities and the independent shareholders of the Company were required. The two agreements were approved by the independent shareholders of the Company in a general meeting held on August 16, 2005.

When the Acquisition Agreement and the Transfer Agreement are completed, the Company and China National Oil and Gas Exploration and Development Corporation ("CNODC") will each hold 50% equity interests in Newco. CNODC intends to transfer its 50% equity interests in Newco to CNPC at nil consideration. The Company will be entitled to appoint four out of the seven directors of Newco and will therefore have actual control over Newco. As the Company's investment in Newco and the transfer of equity interests in PetroChina International Ltd to Newco are considered transactions under CNPC's common control, the pooling of interests method is adopted for the necessary accounting treatments. The consolidated financial statements of the Company will be re-presented on the basis that the Company and Newco had already been consolidated.

FOREIGN EXCHANGE RATE RISK

From July 21, 2005, the PRC government has reformed the Renminbi exchange rate regime and implemented a regulated floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital projects. The exchange rates of Renminbi are affected by domestic and international economic developments and political changes, and supply and demand for Renminbi. Future exchange rates of Renminbi against other currencies could vary significantly from the current exchange rates. As Renminbi is the base currency of the Company and most of its consolidated entities, the fluctuation of the exchange rate of Renminbi may have positive or negative impacts on the results of operations of the Group. An appreciation of Renminbi against United States Dollar may decrease the Group's turnover, but the cost for acquiring imported materials and equipment may be reduced. A devaluation of Renminbi against United States Dollar may not have a negative impact on the Group's turnover but may increase the cost for acquiring imported materials and equipment as well as the debt obligations denominated in foreign currencies of the Group. The results of operations and the financial position of the Group may also be affected by fluctuations in exchange rates of a number of other foreign currencies against Renminbi.

COMMODITY PRICE RISK

The Group is engaged in a wide range of petroleum-related activities. The global oil and gas market is affected by international political, economic and military developments and global demand for and supply of oil and gas. As the prices of Chinese crude oil and refined products are determined by reference to international benchmark prices, fluctuations of prices of crude oil and refined products in the international market will directly or indirectly, affect prices of Chinese crude oil and refined products. A decrease in the prices of crude oil and refined products could adversely affect the Group's financial position. The Group has not used derivative instruments to hedge against potential price fluctuations of crude oil and refined products. Accordingly, the Group is exposed to general price fluctuations of oil and gas commodities in 2005 and will remain to be so exposed thereafter.

INDUSTRY RISK

Like other oil and natural gas companies in China, the Company's operating activities are subject to regulation and control by the PRC government in many aspects. Regulation and control, such as by way of grant of exploration and production licences, the imposition of industry-specific taxes and levies and the implementation of environmental and safety standards, is expected to have an impact on the Company's business operations. As a result, the Company may be subject to relatively significant restrictions when implementing its business strategy, developing and expanding its business or maximising its profitability. Any future changes in PRC governmental policies on the crude oil and natural gas industry may also affect the Company's business operations.

EMPLOYEES

NUMBER OF EMPLOYEES

As at June 30, 2004 and June 30, 2005, the Group had 422,288 and 423,200 employees respectively. The table below sets out the number of employees of business segments as at June 30, 2005:

                                               NUMBER OF EMPLOYEES    % OF TOTAL
                                               -------------------    ----------
Exploration and Production                          235,794              55.7
Refining and Marketing                              115,535              27.3
Chemicals and Marketing                              58,916              13.9
Natural Gas and Pipeline                             10,150               2.4
Others*                                               2,805               0.7
                                                    -------             -----
Total                                               423,200             100.0
                                                    =======             =====


* Including staff of Company headquarters, business segment head offices, PetroChina Exploration & Development Research Institute, PetroChina Planning & Engineering Institute and Oil Refining and Petrochemical Technological Research Centres.



[PHOTO]

EMPLOYEE COMPENSATION

For the six months ended June 30, 2005, the total employee compensation payable by the Group was RMB8,048 million, being the total salaries of employees during the reporting period. Compensation of employees is determined according to industry practice and the actual conditions of the Group, and is based on the principles of attracting and retaining high calibre personnel, and motivating all staff for the realization of the best results.

The Company's senior management remuneration system links senior management members' financial interests (including those of executive directors and supervisors) with the Company's operating results and the market performance of its shares. The senior management members have entered into performance contracts with the Company. Under this system, the senior management members' compensation has three components, namely, fixed salaries, performance bonuses and stock appreciation rights. The variable components account for approximately 70% to 75% of the senior management officers' total potential compensation, including approximately 0% to 25% forming the performance bonus component and approximately 50% to 70% forming the stock appreciation rights component. Variable compensation rewards are linked to the attainment of specific performance targets, such as net profit, return on capital and cost reduction targets. The chart below sets forth the components of the total potential compensation for key officers.

                                          FIXED      STOCK APPRECIATION     PERFORMANCE
                                       SALARY (%)         RIGHTS (%)         BONUS (%)
                                       ----------    ------------------     -----------
Chairman                                   30               70                   0
President                                  25               60                  15
Vice-President                             25               60                  15
Departmental General Manager               25               50                  25

Details of the emoluments of directors and supervisors as at June 30, 2005 and June 30, 2004 are as follows:

                                                SIX MONTHS ENDED     SIX MONTHS ENDED
                                                  JUNE 30, 2005        JUNE 30, 2004
                                                ----------------    -----------------
                                                    (RMB'000)            (RMB'000)
Directors and supervisors emoluments                     62                   58
Salaries, allowances and other benefits                 927                  647
Contribution to retirement benefit scheme                28                   17
                                                     ------                 ----
                                                      1,017                  722
                                                     ======                 ====

The number of directors and supervisors whose emoluments fall within the following band (including directors and supervisors whose term expired during the current period):

                                    AS AT JUNE 30, 2005      AS AT JUNE 30, 2004
                                    -------------------      -------------------
                                           NUMBER                   NUMBER
Nil - RMB1,000,000                            20                       24
                                            ====                      ===

Upon exercise of their share options, senior management staff will not receive any shares in the Company. Instead, they will receive, by way of stock appreciation rights, a monetary sum which is calculated on the basis of the share price of the H shares listed on the HKSE.

WORKFORCE REDUCTION PLAN

During the period from 1999 to 2002, a total of 58,300 people were laid off, which has met the target of laying off 50,000 employees originally committed by the Company.

The Company does not have any plan for any substantial reduction of its workforce in the next few years, but will continue to keep a strict control on the total number of employees. Workforce required for new projects or expanded production capacity will first be obtained by way of tapping existing resources and making use of any spare capacity.

TRAINING PROGRAMMES

In order to satisfy the needs for developing the Company into a major and internationally competitive oil company, this year the Company focuses on training high-level, high-skilled and international talents in its training programme. The Company will focus on the training of core employees, actively implement the strategy of a strongly manpowered enterprise, continue to build up the operating and management team, the technology renovation team and the skillful operators' team so as to achieve an overall improvement in the quality of its staff and ensure the supply of talents required for the continuous, steady, rapid and co-ordinated development of the Company.

CONTINGENT LIABILITIES

Information on the Group's contingent liabilities as of June 30, 2005 is as follows:

BANK AND OTHER GUARANTEES

As at June 30, 2005, the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise.

                                                                JUNE 30, 2005    DECEMBER 31, 2004
                                                                -------------    -----------------
                                                                 RMB MILLION        RMB MILLION
Guarantees in respect of borrowings of associated companies           211                203
                                                                      ===                ===

ENVIRONMENTAL LIABILITIES

CNPC and the Group have operated in China for many years. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Future environmental legislation cannot reasonably be estimated at present, but such legislation could have a significant impact. However, under existing legislation, except for the amounts which have already been included in the financial statements, the management believes that there is no liabilities for environment obligations that may have a material adverse effect on the financial position of the Group.

LEGAL CONTINGENCIES

The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcome of such contingencies, lawsuits or other proceedings cannot be determined at present, the management believes that any potential liabilities which may arise will not have a material adverse effect on the financial position of the Group.

LEASING OF LAND, ROADS AND BUILDINGS

According to the restructuring agreement entered into between the Company and CNPC in 1999 upon the formation of the Company, CNPC has undertaken to the Company as follows:

o CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;

o CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of the collectively-owned land on which 116 service stations owned by the Company are located; and

o CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

As at June 30, 2005, CNPC obtained formal land use right certificates in relation to 26,549 out of the above-mentioned 28,649 parcels of land, and some building ownership certificates for the above-mentioned buildings, but did not complete the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The directors of the Company confirm that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not yet been completed. In the management's opinion, the outcome of the above events will not have a material adverse effect on the results of operations or the financial position of the Group.

GROUP INSURANCE

Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for its property, facilities or equipment for its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverages are not customary in China. While the effect of under-insurance on future incidents cannot be reasonably assessed at present, the management believes that it may have a material impact on the operating results but will not have a material adverse effect on the financial position of the Group.

OTHERS

In December 2003, a gas blow-out incident occurred at one of the gas wells of the Group. The blow-out caused the leakage of a large quantity of sulfurated hydrogen, causing injuries and deaths to many residents living in the surrounding area. As a result of an investigation conducted by the PRC government, CNPC, which provided the Company with drilling services for the well, was held liable for this blow-out. The incident has not had, and the Company does not believe it will have, a material adverse effect on the results of operations and financial position of the Group.

BUSINESS OPERATING REVIEW AND PROSPECTS

MARKET REVIEW

CRUDE OIL MARKET REVIEW

During the first half of 2005, international crude oil prices continued to rise due to high demand and tight supply. Despite various controls and influences, the oil market and prices were subject to significant fluctuations. The international oil prices hit the record high repeatedly. WTI, Brent and Minas crude oil in the first half of the year averaged US$51.49, US$49.65 and US$50.87 per barrel respectively, representing an increase of US$14.68, US$15.99 and US$17.73 per barrel respectively from the first half of 2004. Domestic crude oil prices rose accordingly under the impact of international oil prices. The average realized price was higher than that of the first half of 2004.

Domestic import of crude oil continued to grow during the first half of 2005. Domestic net crude oil import surged 3.2% to 59.81 million tons compared with the corresponding period of last year. Domestic crude oil output and the amount of crude oil processed reached 90.46 million tons and 134 million tons respectively.

REFINED PRODUCTS MARKET REVIEW

During the first half of 2005, although the PRC government strengthened control on the domestic macro-economy, demand for refined products still remained relatively high. In general, resources were tight and market prices continued to rise and hit new historical highs repeatedly. From January to June, nominal consumption increased 5.56% to 79.88 million tons compared with the same period of last year. By the end of June 2005, the refined products inventory held by the Company and Sinopec dropped to 7.34 million tons, a reduction of 0.8 million tons compared with the corresponding period of last year.

The PRC government has made appropriate adjustments to the prices of domestic refined products during the first half of 2005. However, under the impact of international oil prices, the average benchmark prices of gasoline and diesel were still higher than the level during the corresponding period of last year.

CHEMICAL PRODUCTS MARKET REVIEW

During the first half of 2005, as international oil prices remained high and there was a slow-down in the growth of the domestic economy, the operating results for the petrochemical industry were increasingly divergent. On

[THREE PHOTOS]


the one hand, the upstream raw materials industry maintained a high level of profits due to few new production start-ups; on the other hand, the downstream processing industry recorded a significant slowdown in operating results due to high costs. In general, the petrochemical industry during the first half of 2005 featured a period from an increase in growth to a slight slowdown in growth.

It is estimated that in the second half of the year, with the restructuring of the macro-economy and the implementation of measures relating to restrictions of investment, the growth of the economy will be slowed down. However, a growth rate of approximately 9% will be maintained and the growth in demand for petrochemical products will be greater than the growth of gross domestic product. The fourth quarter of 2005 will be a low season and demand will be lower than that during the first half of 2005. With some new petrochemical facilities in China commencing production, supplies will increase significantly. As a result, it is estimated that petrochemical products will gradually be oversupplied for the second half of 2005. It is inevitable that prices of petrochemical products will be unstable and lower and the overall prices will be lower than those in the first half of 2005.

BUSINESS REVIEW

For the six months ended June 30, 2005, total oil and gas output of the Company was 481 million barrels of oil equivalent, including 396.6 million barrels of crude oil and 506.4 billion cubic feet of marketable natural gas, representing an average daily crude oil output of 2.19 million barrels and an average daily marketable natural gas output of 2,798 million cubic feet. A total of 386 million barrels of crude oil and 480.9 billion cubic feet of natural gas were sold during the six months ended June 30, 2005. The Company sold approximately 83.7% of its crude oil to its refineries. During the first half of 2005, lifting cost of the Company was US$5.10 per barrel. For the same period of 2004, lifting cost was US$4.45 per barrel.

For the six months ended June 30, 2005, the Company's refineries processed 379 million barrels of crude oil, representing an average daily processed output of
2.09 million barrels. The Exploration and Production segment provided approximately 84% of the crude oil processed by the Company's refineries. The Company produced approximately 33.32 million tons of gasoline, diesel and kerosene and sold approximately 38.38 million tons of these products. The Company is actively expanding its sales network, and its retail network in particular, in order to maximize the effectiveness from the synergy created by the integration of refining and marketing segment. As at June 30, 2005, there were 17,215 service stations either owned, controlled or franchised by the Company or owned by CNPC but to which the Company provided supervisory support. The cash processing cost of the Company's refineries is decreasing constantly, from RMB129 per ton during the first half of 2004 to RMB126 per ton for the same period of 2005.

During the six months ended June 30, 2005, the Company produced 0.941 million tons of ethylene, 1.311 million tons of synthetic resin, 0.629 million tons of synthetic fibre raw materials and polymer, 0.142 million tons of synthetic rubber, and 1.957 million tons of urea.

The Natural Gas and Pipeline segment is the Company's core business segment for development. For the six months ended June 30, 2005, the Company sold 407.4 billion cubic feet of marketable natural gas through its Natural Gas and Pipeline segment. As at June 30, 2005, the Company owned and operated 18,995 kilometres of regional natural gas pipeline network, of which 17,868 kilometres of the pipeline network were operated by the Natural Gas and Pipeline segment. The Company owned and operated 9,167 kilometres of crude oil pipeline and owned 2,460 kilometres of refined product pipeline.



[PHOTO]


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


THE SECOND HALF OF 2005 AND BEYOND

During the first half of 2005, the Company had captured the opportunity in actively developing its business which resulted in the increase in the overall production targets and achieved a notable increase in its results of operations. The price of the Company's H shares repeatedly hit new record highs and the Company has become the largest companies in Asia in terms of market capitalization. The following exemplifies the excellent operating results: oil and gas exploration continued to make new breakthroughs and showed good development prospects; crude oil output increased steadily, natural gas output continued to grow rapidly; processed crude oil increased steadily and key technological and economic indicators improved continuously; petrochemical production availed itself closely of the market opportunity, and both output and profitability of major petrochemical products were higher than their previous levels for the corresponding period; operational efficiency for sales increased continuously and the ability to secure market share increased steadily; smooth progress of key project construction and a number of projects completed earlier than scheduled and commenced production; international operations developed steadily and profitability increased continuously.

At present, international oil prices remain high but unstable. A strengthened and improved macro-economic control results in a steady and rapid growth of the national economy in China. The Company is developing under favourable internal and external circumstances. During the second half of 2005, the Company will keep a close eye on the macro-economic environments and market changes, promptly adjust production and operation strategies and strengthen measures for protection of key and major sectors. The Company will continue to accelerate its steps for increase of crude oil and natural gas reserves and outputs, to improve its ability to secure resources, to steadily organise production of refined oil and petrochemical products, to increase the operational efficiency of sales business, to improve the operations of overseas projects, to develop new businesses, to achieve better operational results, to speed up technological developments, to increase production and construction efficiency and profitability, to further construct the HSE systems in order to create a favourable environment for development.

For the Exploration and Production segment, the Company will continue to give top priority to oil and gas explorations and risk exploration. The Company will seek to achieve large scale development and aim at exploring reserves through its economies of scale by giving priority to key sectors, careful planning, relying on technologies, strengthening management and increasing profitability. In respect of the development of oil and gas fields, the Company will meticulously plan and co-ordinate each step in its production and operation. The Company will implement various measures for output growth for the attainment of the crude oil output target for the year and to ensure a significant increase of natural gas output.

For the Refining and Marketing segment, the Company will continue to optimise the allocation of resources, control the import of crude oil at reasonable levels, lower the crude oil reserves, optimise production, operation and management, effectively control the cost for purchase of crude oil and the cash processing cost of the Company's refineries, balance the refinery throughput and the profitability, and improve various technological and economic indicators. The Company will strengthen the establishment of refined oil marketing network, optimise marketing strategies, build up marketing management, and endeavour to reduce cash marketing cost and costs for wholesales and retails in order to increase sales revenues and profitability.

For the Chemicals and Marketing segment, the Company will avail itself of the market opportunities, organise and optimise operations in a scientific manner and maintain a stable improvement of the operating results. The Company will also make full use of favourable opportunities including the current thriving market demand and the launch of new facilities in the second half of 2005, make best use of its resources, organise a balance allocation of raw materials, increase variety and output of quality products and increase revenue and profitability. The Company will continue to improve marketing network, promote specialized sales effectively, optimise transportation network, increase sales and presales of new products, and increase direct sales of product and maximise sales and profitability.

For the Natural Gas and Pipeline segment, the Company will supply gas through its key gas pipelines, expedite construction of key energy generation projects and form a new energy generation capability. The Company will further co-ordinate natural gas production, transmission and sales and ensure safe operation of pipelines.

In terms of overseas operations, the Company will continue to use its best efforts for exploration in major regions, to actively further risk explorations, to strengthen its capability for securing overseas resources and to enhance the value of the Company. At present, the global oil & gas sector continues to consolidate and the size of acquisitions is also increasing. In order to maintain the growth momentum of our business, we will continue to actively seek opportunities that enhance the medium to long-term growth of our overseas oil and gas production based strictly on our mergers and acquisition evaluation criteria. Also, we will maintain a strong liquidity position and will actively assess the means of financing in capital markets in order to secure the implementation of the internationalization strategy of the group.

In future, the Company will continue to expedite exploration and development of oil and gas, to further improve its ability to secure resources, to make strategically significant discoveries and breakthroughs, to set reserves to a new high and to keep the oil reserves replacement ratio greater than 1. In respect of oil field development, the Company will continuously increase its reserves utilisation rate, capacity utilisation rate and recovery rate, increase the overall development level and ensure a stable and increased crude oil output. In respect of the natural gas sector, the Company will adhere to the policies of "control resources, improve pipeline and network, plan the overall production and sales and ensure safety", maintain a rapid development of natural gas in China and make it the fastest growing sector of the Company. In respect of refining and chemicals sectors, the

Company will follow the policies of "make the refining an excellent and quality sector and make the chemicals a powerful and specialized sector", implement an intensive operation and professional management and realise an integrated and harmonious development of production, sales and research. In respect of the overseas operations, the Company will avail itself of the favourable opportunities, adopt various forms of operation, promote a rapid development of the overseas operations and increase its share in the oil and gas resources in the international market.

The Company will continue to pursue the aim of maximising its benefits and the value for its shareholders and strive to enhance the value of the Company. The Company will further improve its internal control system and supervisory mechanism consistent with the market supervision requirements, invest substantial efforts in system innovations and standardized management and promote a continuous, effective and speedy development of the Company.

QUALIFIED ACCOUNTANT

In an announcement dated October 18, 2004, the Company announced that it had not been able to find a suitable accountant with professional accounting qualifications recognised to assume the position of qualified accountant as required under Rule 3.24 of the Listing Rules by September 30, 2004. The Company is still in the process of identifying suitable candidates with professional accounting qualifications to assist the Chief Financial Officer to oversee the compliance by the Company of the financial reporting and other related accounting matters. However, despite numerous attempts to find such a candidate, given the importance of the role and the function of the qualified accountant, the Company has still not been able to find a suitable candidate that meets all the requirements in Rule 3.24 of the Listing Rules. The Company is trying its best to identify a candidate with the appropriate qualifications, experience and understanding of the oil and gas industry to act as the joint qualified accountant to assist the Chief Financial Officer of the Company to carry out his duties. The Company will make an application for a 3-year waiver to the HKSE when it has identified the joint qualified accountant.

DISCLOSURE OF OTHER INFORMATION

Save as mentioned above, there have been no material changes in respect of matters required to be disclosed under paragraph 40(2) of Appendix 16 to the Listing Rules since the publication of the annual report of the Group for the year ended December 31, 2004.

INTERIM DIVIDEND AND CLOSURE OF REGISTER OF MEMBERS

The Board was authorized by the shareholders to approve the distribution of an interim dividend for 2005 at the shareholders' meeting held on May 26, 2005. The Board has resolved to pay an interim dividend of RMB0.157719 (inclusive of applicable tax) for the six months ended June 30, 2005 on the basis of 45% of the net profit for the period. The interim dividend will be paid to shareholders whose names appear on the register of members of the Company at the close of business on September 14, 2005. The Company will close its share register and suspend registration of transfer of shares from September 9, 2005 to September 14, 2005 (both days inclusive). In order to qualify for the interim dividend, all transfer documents must be lodged with the relevant share certificates at the Computershare Hong Kong Investor Services Limited not later than 4 p.m. on September 8, 2005.

In accordance with Article 149 of its Articles of Association, the Company shall declare dividends payable to shareholders in Renminbi. Dividends payable in respect of State-owned shares shall be paid in Renminbi. Dividends payable in respect of H shares shall be paid in Hong Kong Dollar. The amount of Hong Kong Dollar payable shall be calculated on the basis of the average closing exchange rate between Renminbi and Hong Kong Dollar published by the People's Bank of China during the week before the Board declares the dividend on August 24, 2005, which is RMB1.0422=HK$1.00. Accordingly, the amount of dividend payable per H share will be HK$0.151333.

The interim dividend will be paid on or around September 30, 2005.

SHARE CAPITAL STRUCTURE

The share capital of the Company in issue as fully paid or credited as fully paid as at June 30, 2005 was 175,824,176,000 shares, with a par value of RMB1.00 each. As at June 30, 2005, the share capital structure of the Company was as follows:

                                                                              PERCENTAGE OF THE TOTAL
                                                   NUMBER OF SHARES AS AT    NUMBER OF SHARES IN ISSUE
SHARES                                                 JUNE 30, 2005          AS AT JUNE 30, 2005 (%)
                                                   ----------------------    -------------------------
State-owned Shares                                    158,241,758,000                   90
Foreign-invested shares (H shares and ADSs)            17,582,418,000                   10
                                                      ---------------                  ---
Total                                                 175,824,176,000                  100
                                                      ===============                  ===


REPURCHASE, SALE OR REDEMPTION OF SECURITIES

For the six months ended June 30, 2005, none of the Company or its subsidiaries has sold any other type of securities of the Company nor has any of them repurchased or redeemed any of the securities of the Company.

TRUST DEPOSITS AND OVERDUE TIME DEPOSITS

As at June 30, 2005, the Company did not have any trust deposits or irrevocable overdue time deposits.

INTERESTS OF DIRECTORS AND SUPERVISORS IN THE SHARE CAPITAL OF THE COMPANY

As at 30 June, 2005, other than Zou Haifeng, a director of the Company, who holds 3,550 A shares in Jilin Chemical Industrial Company Limited, a subsidiary of the Company, none of the directors or supervisors had any interest or short position in any shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)) as recorded in the register required to be kept under Section 352 of such Ordinance or as otherwise required to be notified by the directors and supervisors of the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

As at June 30, 2005, the Company did not grant any option to purchase securities or debentures in the share capital of the Company to any director or supervisor or any of his spouse or child under the age of 18.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Listing Rules. Upon enquiry by the Company, all Directors of the Company have confirmed that they have complied with the required standards set out in the Model Code.


[PHOTO]

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 to the Listing Rules throughout the six months ended June 30, 2005. However, the composition of the Examination and Remuneration committee of the Company does not have a majority of independent non-executive directors which deviates from B.1.1 of the Code. To comply with the Code provision, the Company proposes to make appropriate adjustments to the composition of the Examination and Remuneration committee after the election and re-election of directors in the shareholders meeting to be held in early November this year.

AUDIT COMMITTEE

The audit committee of the Company, formed pursuant to Appendix 14 to the Listing Rules, comprises Mr. Franco Bernabe, Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Gong Huazhang. The main function of the audit committee is to review and supervise the financial reporting procedures and the internal supervision procedures of the Group, and to provide opinion to the Board. The audit committee of the Company has reviewed and confirmed the unaudited interim results announcement / the interim report for the six months ended June 30, 2005.

DIRECTORS OF THE COMPANY

As at the date of this report, the Board of Directors comprises Mr. Chen Geng as the Chairman, Mr. Jiang Jiemin and Mr. Ren Chuanjun as Vice Chairmen, Mr. Su Shulin, Mr. Duan Wende and Mr. Wang Fucheng as executive directors, Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Gong Huazhang and Mr. Zou Haifeng as non-executive directors and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive directors.


                                                             [SIGNATURE]

                                                        By Order of the Board
                                                      PetroChina Company Limited
                                                              Chen Geng
                                                               Chairman

Beijing, PRC
August 24, 2005


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                                    PETROCHINA